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Filed Pursuant to General Instruction II.L of Form F-10 File No. 333-178184

The information in this prospectus is not complete and may be changed. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS SUPPLEMENT (To Prospectus dated November 25, 2011)

Subject to Completion, Dated November 8, 2012

Sprott Physical Silver Trust

                      Trust Units

Sprott Physical Silver Trust (the "Trust") is offering (the "offering") an aggregate of                             transferable, redeemable units of the Trust (the "trust units" or "units of the Trust", and each a "trust unit") at a price of U.S.$               per trust unit (the "offering price"). Each trust unit represents an equal, fractional, undivided ownership interest in the net assets of the Trust attributable to the particular class of trust units. See "Plan of Distribution".

The units of the Trust are listed on NYSE Arca and on the Toronto Stock Exchange ("TSX") under the symbols PSLV and PHS.U, respectively. On November 7, 2012, the last reported sale price of the trust units on NYSE Arca and the TSX was U.S.$13.07 and U.S.$13.11 per trust unit, respectively.

Investing in the trust units involves a high degree of risk. See "Risk Factors" beginning on page 9 of the accompanying prospectus.

	Per Trust Unit	Total
Public Offering Price	U.S.$	U.S.$
Underwriters' Commissions	U.S.$	U.S.$
Proceeds, before expenses, to the Trust	U.S.$	U.S.$

The Trust has granted the underwriters an option to purchase up to an additional                    trust units at the public offering price, less underwriting commissions, within 30 days of the date of this prospectus supplement, to cover any over-allotments.

Delivery of the trust units will be made on or about November    , 2012.

Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We are permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this prospectus supplement in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements, which are incorporated by reference in this prospectus supplement, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). Our financial statements may not be comparable to the financial statements of U.S. issuers.

Purchasing the trust units may subject you to tax consequences both in the United States and Canada. This prospectus supplement and the accompanying prospectus may not describe these tax consequences fully. You should read the tax discussion in this prospectus supplement and in the accompanying prospectus.

Your ability to enforce civil liabilities under United States federal securities laws may be affected adversely because we are a mutual fund trust established under the laws of the Province of Ontario. Each of the Trust, the Trust's trustee (the "Trustee"), the Manager, and Sprott Asset Management GP Inc., which is the general partner of the Manager, is organized under the laws of the Province of Ontario, Canada, and all of their executive offices and substantially all of the administrative activities and a majority of their assets are located outside the United States. In addition, the directors and officers of the Trustee and the Manager's general partner are residents of jurisdictions other than the United States and all or a substantial portion of the assets of those persons are or may be located outside the United States.

MORGAN STANLEY	RBC CAPITAL MARKETS

The date of this prospectus supplement is November      , 2012

 IMPORTANT NOTICE

        This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the trust units being offered and the method of distribution of those securities and also supplements and updates information regarding the Trust contained in the accompanying prospectus. The second part, the accompanying prospectus, gives more general information about the trust units that may be offered from time to time. Both documents contain important information you should consider when making your investment decision. This prospectus supplement may add, update or change information contained in the accompanying prospectus. Before investing, you should carefully read both this prospectus supplement and the accompanying prospectus together with the additional information about the Trust to which we refer you in the sections of this prospectus supplement entitled "Documents Incorporated by Reference".

        You should rely only on information contained in this prospectus supplement, the accompanying prospectus and the documents we incorporate by reference in this prospectus supplement and the accompanying prospectus. If information in this prospectus supplement is inconsistent with the accompanying prospectus or the information incorporated by reference, you should rely on this prospectus supplement. We have not authorized anyone to provide you with information that is different. If anyone provides you with any different or inconsistent information, you should not rely on it. We are offering the trust units only in jurisdictions where such offers are permitted by law. The information contained in this prospectus supplement and the accompanying prospectus is accurate only as of their respective dates, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus and you should not assume otherwise.

ABOUT THIS PROSPECTUS SUPPLEMENT

        This prospectus supplement and the accompanying prospectus are part of a "shelf" registration statement on Form F-10 that we have filed with the SEC. Each time we sell our securities under the accompanying prospectus we will provide a prospectus supplement that will contain specific information about the terms of that offering including price, the number and type of securities being offered, and the plan of distribution. The shelf registration statement was declared effective by the SEC on November 28, 2011. This prospectus supplement describes the specific details regarding the offering including the price, number of trust units being offered, and the placement arrangements. The accompanying prospectus provides general information about the Trust, some of which, such as the section entitled "Plan of Distribution", may not apply to the offering. This prospectus supplement does not contain all of the information contained in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You should refer to the registration statement and the exhibits to the registration statement for further information with respect to us and our securities.

        Some of the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus concerning economic and industry trends is based upon or derived from information provided by industry sources. We believe that such information is accurate and that the sources from which it has been obtained are reliable. However, we cannot guarantee the accuracy of such information and we have not independently verified the assumptions upon which projections of future trends are based.

        The Trust is subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), and applicable Canadian securities legislation, and in accordance therewith, the Trust files reports and other information with the SEC and with the securities regulatory authorities of each of the provinces and territories of Canada. Under a multijurisdictional disclosure system adopted by the United States and Canada, the Trust may generally prepare these reports and other information in accordance with the disclosure requirements of Canada. These requirements are different from those of the United States. As a foreign private issuer, the Trust is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and officers, directors and principal unitholders of the Trust are exempt from the reporting and shortswing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, the Trust is not required to publish financial statements as promptly as United States companies.

        The reports and other information filed by the Trust with the SEC may be read and copied at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of the same documents can also be obtained from the public reference room of the SEC in Washington by paying a fee. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a website

(www.sec.gov) that makes available reports and other information that the Trust files electronically with it, including the registration statement that the Trust has filed with respect hereto.

        This prospectus supplement is deemed to be incorporated by reference into the accompanying prospectus solely for the purposes of the offering. Other documents are also incorporated or deemed to be incorporated by reference into this prospectus supplement and into the accompanying prospectus. See "Documents Incorporated by Reference".

        Copies of reports, statements and other information that the Trust files with the Canadian provincial securities regulatory authorities are electronically available from the Canadian System for Electronic Document Analysis and Retrieval (www.sedar.com), which is commonly known by the acronym "SEDAR".

CONFLICTS OF INTEREST

        As described in "Use of Proceeds", the net proceeds of the offering will be used by the Trust to acquire physical silver bullion. Some of the net proceeds of the offering may be used to purchase physical silver bullion from or through affiliates of certain of the underwriters, at market prices. Because more than 5% of the proceeds of the offering, not including underwriting compensation, may be received by affiliates of the underwriters in the offering, the offering is being conducted in compliance with FINRA Rule 5121, as administered by the Financial Industry Regulatory Authority ("FINRA"). Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with the offering, as the offering is of a class of equity securities for which there is a "bona fide public market," as defined by FINRA rules.

        To avoid any conflict of interest, or the appearance of a conflict of interest, the Manager has adopted a policy pursuant to which any entity or account that is (a) managed or (b) for whom investment decisions are made, directly or indirectly, by a person that is involved in the decision-making process of, or has non-public information about, follow-on offerings of the Trust is prohibited from investing in the Trust, and no such decision-making person is permitted to invest in the Trust for that decision-making person's benefit, directly or indirectly. In addition, the policy requires that any sales of units of the Trust currently owned by such persons must be pre-cleared by the independent review committee of the Trust.

FINANCIAL INFORMATION AND ACCOUNTING PRINCIPLES

        Unless otherwise indicated, financial information in this prospectus supplement has been prepared in accordance with IFRS. The financial information of the Trust incorporated by reference herein is presented in U.S. dollars. Unless otherwise noted herein, all references to "$", "U.S.$", "United States dollars" or "U.S. dollars" are to the currency of the United States and all references to "Cdn$" are to the currency of Canada.

 EXCHANGE RATE

        The following table sets out certain exchange rates based upon the noon rate published by the Bank of Canada. The rates are set out as United States dollars per Cdn$1.00.

	Years Ended December 31,
			Six-Month Period Ended June 30, 2012
	2010	2011
Low	$0.9278	$0.9430	$0.9599
High	$1.0054	$1.0583	$1.0197
Average	$0.9713	$1.0117	$0.9943
End	$1.0054	$0.9833	$0.9813

        On November 7, 2012, the noon rate quoted by the Bank of Canada was Cdn$1.00 = U.S.$1.0028.

DOCUMENTS INCORPORATED BY REFERENCE

        Incorporated by reference in this prospectus supplement is certain information contained in documents filed by the Trust with the securities regulatory authorities in Canada. This means that the Trust is disclosing important information to you by referring you to those documents. The information incorporated by reference is deemed to be part of this prospectus supplement, except for any information superseded by information contained directly in this prospectus supplement or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein.

        You may obtain copies of the documents incorporated by reference in this prospectus supplement on request without charge by contacting the Manager, located at Suite 2700, South Tower, Royal Bank Plaza, 200 Bay Street, Toronto, Ontario, Canada M5J 2J1, Telephone: (416) 362-7172, as well as through the sources described under "Additional Information" in the accompanying prospectus.

        The following documents are specifically incorporated by reference in and form an integral part of the accompanying prospectus and this prospectus supplement:

  (i)
  the annual information form for the year ended December 31, 2011, dated March 30, 2012 (the "AIF");

  (ii)
  the audited annual statements of financial position of the Trust as at December 31, 2011 and 2010 and the statements of comprehensive income, changes in equity and cash flows for the year ended December 31, 2011 and the period from October 28, 2010 to December 31, 2010;

  (iii)
  the management report of fund performance for the year ended December 31, 2011;

  (iv)
  the September 30, 2012 unaudited interim financial statements of the Trust;

  (v)
  the management report of fund performance for September 30, 2012;

  (vi)
  the material change report of the Trust dated January 23, 2012 regarding the launch and offering of a follow-on offering of 26,450,000 units of the Trust (which includes the exercise by the underwriters of their over-allotment option in full) at a price of U.S.$13.20 per unit for gross proceeds of U.S.$349,140,000; and

  (vii)
  the material change report of the Trust dated July 18, 2012 regarding the launch and offering of a follow-on offering of 18,100,000 units of the Trust at a price of U.S.$11.05 per unit for gross proceeds of U.S.$200,005,000.

        Any documents of the type referred to in the preceding paragraphs with respect to the Trust or material change reports (excluding confidential material change reports), unaudited interim consolidated financial statements of the Trust and interim management reports of fund performance filed by the Trust with the securities regulatory authorities in Canada after the date of this prospectus supplement and prior to the termination of the offering will be deemed to be incorporated by reference in this prospectus supplement.

        When new documents of the type referred to in the paragraphs above are filed by the Trust with the securities regulatory authorities in Canada during the currency of this prospectus supplement, such documents will be deemed to be incorporated by reference in this prospectus supplement and the previous documents of the type referred to in the paragraphs above and all material change reports, unaudited interim financial statements (and management reports of fund performance relating thereto) and certain prospectus supplements filed by the Trust with the securities regulatory authorities in Canada before the commencement of our financial year in which the new documents are filed will no longer be deemed to be incorporated by reference in this prospectus supplement.

        In addition, to the extent that any document or information incorporated by reference into this prospectus supplement is included in any report on Form 6-K or Form 40-F (or any respective successor form) that is filed with or furnished to the SEC after the date of this prospectus supplement, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this prospectus supplement forms a part. In addition, we may incorporate by reference into this prospectus supplement other information from documents that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act, if and to the extent expressly provided therein.

        Any statement contained in this prospectus supplement or in a document incorporated or deemed to be incorporated by reference in this prospectus supplement shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

 ENFORCEMENT OF CIVIL LIABILITIES

        Each of the Trust, the Trustee, the Manager, and Sprott Asset Management GP Inc. is organized under the laws of the Province of Ontario, Canada, and all of their executive offices and substantially all of the administrative activities and a majority of their assets are located outside the United States. In addition, the directors and officers of the Trustee and the Manager's general partner are residents of jurisdictions other than the United States and all or a substantial portion of the assets of those persons are or may be located outside the United States. As a result, you may have difficulty serving legal process within the United States upon any of the Trust, the Trustee, the Manager or the Manager's general partner or any of their directors or officers, as applicable, or enforcing judgments obtained in United States courts against any of them or the assets of any of them located outside the United States, or enforcing against them in the appropriate Canadian courts judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States, or bringing an original action in the appropriate Canadian courts to enforce liabilities against the Trust, the Trustee, the Manager, the Manager's general partner or any of their directors of officers, as applicable, based upon the United States federal securities laws. The Trust and the Trustee each filed with the SEC, concurrently with the Trust's registration statement on Form F-10, an appointment of agent for service of process on separate Forms F-X. Under such Forms F-X, each of the Trust and the Trustee appointed Puglisi & Associates as its agent.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        The statements contained in this prospectus supplement, including any documents incorporated by reference, that are not purely historical are forward-looking statements. The Trust's forward-looking statements include, but are not limited to, statements regarding its or its management's expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words "anticipates", "believe", "continue", "could", "estimate", "expect", "intends", "may", "might", "plan", "possible", "potential", "predicts", "project", "should", "would" and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this prospectus supplement may include, for example, statements about:

  •
  trading of the trust units on NYSE Arca or the TSX;

  •
  the Trust's objectives and strategies to achieve the objectives;

  •
  success in obtaining physical silver bullion in a timely manner and allocating such silver;

  •
  success in retaining or recruiting, or changes required in, the officers or key employees of the Manager; and

  •
  the silver industry, sources of and demand for physical silver bullion, and the performance of the silver market.

        The forward-looking statements contained in this prospectus supplement, including any document incorporated by reference, are based on the Trust's current expectations and beliefs concerning future developments and their potential effects on the Trust. There can be no assurance that future developments affecting the Trust will be those that it has anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the Trust's control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include those factors described under the heading "Risk Factors" in the accompanying prospectus. Should one or more of these risks or uncertainties materialize, or should any of the Trust's assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. The Trust undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

 SPROTT PHYSICAL SILVER TRUST

        The following is a summary of information pertaining to the Trust and does not contain all the information about the Trust that may be important to you. You should read the more detailed information including but not limited to the AIF, financial statements and management reports of fund performance and related notes that are incorporated by reference into and are considered to be a part of this prospectus supplement and please refer to the heading "Sprott Physical Silver Trust" beginning on page 4 of the accompanying prospectus.

Organization of the Trust

        Sprott Physical Silver Trust was established on June 30, 2010 under the laws of the Province of Ontario, Canada, pursuant to a trust agreement (the "Trust Agreement") dated as of June 30, 2010, as amended and restated as of October 1, 2010. The Trust has received relief from certain provisions of National Instrument 81-102 — Mutual Funds and National Instrument 81-106 — Investment Fund Continuous Disclosure, and, as such, the Trust is not subject to certain of the policies and regulations of the Canadian Securities Administrators that apply to other mutual funds.

        The Trust's registered office is located at Suite 2700, South Tower, Royal Bank Plaza, 200 Bay Street, Toronto, Ontario, Canada, M5J 2J1. The Manager acts as the manager of the Trust pursuant to the Trust Agreement and a management agreement with the Trust. RBC Investor Services Trust, a trust company organized under the laws of Canada, acts as the Trustee. RBC Investor Services Trust also acts as custodian on behalf of the Trust for the Trust's assets other than physical silver bullion. The Royal Canadian Mint acts as custodian on behalf of the Trust for the physical silver bullion owned by the Trust.

        As at June 30, 2012, the Manager, together with its affiliates and related entities, had assets under management totalling Cdn$8.5 billion. The Manager provides management and investment advisory services to many entities, including private investment funds, the Sprott Mutual Funds, certain discretionary managed accounts, and management of certain companies through its subsidiary, Sprott Consulting LP. The Manager also acts as manager for the Sprott Silver Bullion Fund, a Canadian public mutual fund that invests in physical silver bullion.

Business of the Trust

        The Trust was created to invest and hold substantially all of its assets in physical silver bullion. The Trust seeks to provide a secure, convenient and exchange-traded investment alternative for investors interested in holding physical silver bullion without the inconvenience that is typical of a direct investment in physical silver bullion. The Trust invests primarily in long-term holdings of unencumbered, fully allocated, physical silver bullion and does not and will not speculate with regard to short-term changes in silver prices. The Trust will not invest in silver certificates or other financial instruments that represent silver or that may be exchanged for silver. The Trust has only purchased and expects only to own "London Good Delivery" bars as defined by the London Bullion Market Association (the "LBMA"), with each bar purchased being verified against the LBMA source. The Trust does not anticipate making regular cash distributions to unitholders.

RISK FACTORS

        You should consider carefully the risks described below before making an investment decision. You should also refer to the other information included and incorporated by reference herein, including but not limited to the AIF and the Trust's financial statements and the related notes, incorporated by reference herein. See "Documents Incorporated by Reference".

        The "Risk Factors" beginning on page 9 of the accompanying prospectus are incorporated by reference in this prospectus supplement.

        Because the Trust primarily invests in physical silver bullion, an investment in the Trust may be more volatile than an investment in a more broadly diversified portfolio.

        The Trust is primarily invested at all times in physical silver bullion. As a result, the Trust's holdings are not diversified. Accordingly, the value of the net assets of the Trust may be more volatile than another investment vehicle with a more broadly diversified portfolio and may fluctuate substantially over time. An investment in the Trust may be deemed speculative and is not intended as a complete investment program. An investment in trust units should be considered only by persons financially able to maintain their investment and who can bear the risk of loss associated with an investment in the Trust. Investors should familiarize themselves with the risks associated with an investment in the Trust.

        A large purchase of physical silver bullion by the Trust in connection with the offering may temporarily affect the price of silver.

        Depending on the size of the offering, the amount of silver that the Trust will purchase in connection with the offering may be significant on a short term basis and such purchase may have the effect of temporarily increasing the spot price of physical silver bullion. Based on data published in the Gold Fields Mineral Services Ltd. World Silver Survey 2012, each ten million troy ounces of physical silver bullion purchased by the Trust would represent 1.03% and 1.06% of the total supply of silver available from all sources for the entire twelve-month period in calendar years 2010 and 2011, respectively, as calculated by Gold Fields Mineral Services Ltd. In the event that the purchase of physical silver bullion by the Trust in connection with the offering temporarily increases the spot price of physical silver bullion, the Trust will be able to purchase a smaller amount of physical silver bullion with the proceeds of the offering than otherwise, and if the spot price of physical silver bullion decreases after the purchase of physical silver bullion by the Trust, such decrease would decrease the value of the net assets of the Trust.

        A delay in the purchase by the Trust of physical silver bullion with the net proceeds of the offering may result in the Trust purchasing less physical silver bullion than it could have purchased earlier.

        The Trust intends to purchase physical silver bullion with the net proceeds of the offering as described in this prospectus as soon as practicable. Given the anticipated size of the offering, the Trust expects that it will not be able to purchase immediately all of the required physical silver bullion and, depending on the size of the offering and other factors outside the control of the Trust, such as the amount of physical silver bullion available for purchase, the Manager estimates that it may take up to 20 business days to purchase all of the physical silver bullion the Trust will purchase in connection with the offering. If physical silver bullion prices increase between the time of the offering and the time the Trust completes its purchases of physical silver bullion, whether or not caused by the Trust's acquisition of physical silver bullion, the amount of physical silver bullion the Trust will be able to purchase will be less than it would have been able to purchase had it been able to complete its purchases of the required physical silver bullion immediately. In either of these circumstances, the quantity of physical silver bullion purchased per unit of the Trust will be reduced, which will have a negative effect on the value of the units.

USE OF PROCEEDS

        The net proceeds that the Trust will receive from the offering (assuming no exercise of the underwriters' over-allotment option), after deducting fees payable to the underwriters and the estimated expenses of the offering will be approximately U.S.$                        . The net proceeds will be used by the Trust to acquire physical silver bullion in accordance with the Trust's objective and subject to the Trust's investment and operating restrictions described herein. See "Business of the Trust — Investment Objectives of the Trust" and "Investment and Operating Restrictions" in the accompanying prospectus.

CAPITALIZATION

        There have been no material changes in the Trust's capitalization since September 30, 2012, the date of the Trust's most recently filed financial statements. The capitalization of the Trust as of September 30, 2012 after giving effect to the offering is $                         (                         units), assuming the underwriters' over-allotment option is exercised in full and after deducting the underwriters' commissions and estimated applicable expenses of the offering.

 DESCRIPTION OF THE UNITS OF THE TRUST

        The Trust is authorized to issue an unlimited number of units of the Trust in one or more classes and series of a class. Currently, the Trust has issued only one class or series of units, which is the class of units that are qualified by this prospectus supplement. Each unit of a class or series of a class represents an undivided ownership interest in the net assets of the Trust attributable to that class or series of a class of units. Units are transferable and redeemable at the option of the unitholder in accordance with the provisions set forth in the Trust Agreement. All units of the same class or series of a class have equal rights and privileges with respect to all matters, including voting, receipt of distributions from the Trust, liquidation and other events in connection with the Trust. Units and fractions thereof are issued only as fully paid and non-assessable. Units have no preference, conversion, exchange or pre-emptive rights. Each whole unit of the Trust of a particular class or series of a class entitles the holder thereof to a vote at meetings of unitholders where all classes vote together, or to a vote at meetings of unitholders where that particular class or series of a class of unitholders votes separately as a class.

        The Trust may not issue units except (i) if the net proceeds per unit to be received by the Trust are not less than 100% of the most recently calculated net asset value per unit immediately prior to, or upon, the determination of the pricing of such issuance or (ii) by way of unit distribution in connection with an income distribution.

        Registration or transfers of the trust units will be made through CDS Clearing and Depository Services Inc. and/or the Depository Trust Company, each of whom hold the trust units on behalf of its participants (i.e., brokers), which in turn may hold the trust units on behalf of their customers.

        References in this prospectus supplement and the accompanying prospectus to a holder of trust units or unitholder means, unless the context otherwise requires, the owner of the beneficial interest in such trust units.

        The Trust, the Manager and the underwriters do not have any liability for (i) records maintained by a depository relating to the beneficial interests in the trust units or the accounts maintained by such depositary; (ii) maintaining, supervising or reviewing any records relating to such beneficial ownership interests; or (iii) any advice or representation made or given by a depositary and made or given with respect to the rules and regulations of the depositary or any action taken by a depositary or at the direction of the depositary's participants.

        The Trust has the option to terminate registration of the trust units through the non-certificated inventory system in which case certificates for trust units in fully registered form will be issued to beneficial owners of such trust units or to their nominees.

PRIOR SALES

Prior Sales

        For the 12-month period before the date of this prospectus supplement, the following number of units of the Trust were issued from treasury and sold at the price per trust unit and date indicated below.

Date	Units	Price
January 23, 2012(1)	26,450,000	$13.20
July 17, 2012(2)	18,100,000	$11.05
August 2, 2012(2)	1,826,752	$11.05

Notes:

(1)
On January 23, 2012, the Trust issued 26,450,000 units of the Trust (which included the exercise by the underwriters of their over-allotment option in full) at a price of $13.20 per trust unit, for gross proceeds of $349,140,000 in a follow-on public offering of units of the Trust.

(2)
On July 17, 2012, the Trust issued 18,100,000 units of the Trust at a price of $11.05 per trust unit, for gross proceeds of $200,005,000 in a follow-on public offering of units of the Trust and on August 2, 2012, the Trust issued 1,826,752 units of the Trust at a price of $11.05 per trust unit, for gross proceeds of approximately $20,185,610 following the exercise by the underwriters of the over-allotment option under such offering.

Trading Price and Volume

        The units of the Trust are traded on NYSE Arca and TSX under the symbol "PSLV" and "PHS.U", respectively. The following table sets forth the high and low prices and monthly average trading volume for the units of the Trust since November 1, 2011.

	NYSE ARCA ($)			TSX ($)
Calendar Period	High	Low	Average Volume	High	Low	Average Volume

November 2011	$16.50	$13.33	143,656	$16.44	$13.40	43,296

December 2011	$15.18	$12.36	101,398	$15.05	$12.50	44,158

January 2012	$15.55	$13.14	416,713	$15.55	$13.16	99,760

February 2012	$16.13	$13.78	142,705	$16.14	$13.79	60,095

March 2012	$15.51	$13.12	138,532	$15.52	$13.15	35,894

April 2012	$14.05	$12.55	60,225	$14.05	$12.60	15,835

May 2012	$13.05	$11.10	134,045	$13.05	$11.12	25,087

June 2012	$12.63	$11.00	70,989	$12.65	$11.03	23,900

July 2012	$12.04	$10.87	394,865	$12.87	$10.88	41,209

August 2012	$13.00	$11.01	156,731	$12.99	$11.01	30,820

September 2012	$14.47	$13.12	199,196	$14.50	$13.12	54,433

October 2012	$14.34	$12.94	104,115	$14.37	$12.95	26,524

November 1 to 7, 2012	$13.38	$12.68	160,912	$13.35	$12.64	32,859

 UNDERWRITING

Underwriters

        Under the terms and subject to the conditions contained in the underwriting agreement, the Trust has agreed to sell to the underwriters named below, and the underwriters have severally agreed to purchase, the number of trust units indicated below:

Name	Number of trust units
Morgan Stanley & Co. LLC
RBC Dominion Securities Inc.

Total

        The underwriters initially propose to offer part of the trust units directly to the public at the public offering price listed on the cover page of this prospectus supplement and part to certain dealers at a price that represents a concession not in excess of $            per trust unit under the public offering price with respect to sales of trust units in the United States and $            per trust unit under the public offering price with respect to sales of trust units in Canada. After the initial offering of the trust units, the offering price and other selling terms may from time to time be varied by the underwriters and the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by the purchasers for the trust units is less than the aggregate public offering price listed on the cover page of this prospectus supplement.

        The underwriters are offering the trust units subject to their acceptance of the trust units from the Trust and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the trust units offered by this prospectus supplement are subject to the approval of certain legal matters by their counsel and to certain other conditions. The obligations of the underwriters under the underwriting agreement may be terminated at their discretion on the basis of their assessment of any material and adverse change in the state of the financial markets and may also be terminated upon the occurrence of certain stated events. Subject to the terms and provisions of the underwriting agreement, the underwriters are obligated to take and pay for all of the trust units offered by this prospectus supplement if any such trust units are taken. However, the underwriters are not required to take or pay for the trust units covered by the underwriters' over-allotment option described below.

        The offering of trust units is being made concurrently in the United States and in all of the provinces and territories of Canada. The trust units will be offered in the United States through certain of the underwriters, either directly or indirectly, through their respective U.S. broker-dealer affiliates or agents. The trust units will be offered in each of the provinces and territories of Canada through certain of the underwriters or their Canadian affiliates who are registered to offer the trust units for sale in such provinces and territories and such other registered dealers as may be designated by the underwriters. Subject to applicable law, the underwriters may offer the trust units outside of the United States and Canada.

        The Trust has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an aggregate of                         additional trust units from the Trust at the public offering price listed on the cover page of this prospectus supplement, less discounts and commissions payable to the underwriters. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional units of the Trust as the number listed next to the underwriter's name in the preceding table bears to the total number of trust units listed next to the names of all underwriters in the preceding table. The following table shows the per trust units and total underwriting discounts and commissions to be paid by the Trust assuming no exercise and full exercise of the underwriters' over-allotment option to purchase additional units of the Trust from the Trust.

	No Exercise	Full Exercise
Per trust unit	$	$
Total	$	$

        In order to facilitate the offering of the trust units, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the units of the Trust. Specifically, the underwriters may sell more units of the Trust than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is "covered" if the short position is no greater than the number of units of the Trust available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing units of the Trust in the open market. In determining the source of units of the Trust to close out a covered short sale, the underwriters will consider, among other things, the open market price of the units of the Trust compared to the price available under the over-allotment option. The underwriters may also sell units of the Trust in excess of the over-allotment option, creating a "naked" short position. The underwriters must close out any naked short position by purchasing units of the Trust in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the units of the Trust in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, the units of the Trust in the open market to stabilize the price of the units of the Trust. These activities may raise or maintain the market price of the units of the Trust above independent market levels or prevent or retard a decline in the market price of the units of the Trust. The underwriters are not required to engage in these activities and may end any of these activities at any time.

        In accordance with policy statements of the Canadian provincial securities commissions, the underwriters may not, throughout the period of distribution, bid for or purchase the trust units. Exceptions, however, exist where the bid or purchase is not made to create the appearance of active trading in, or rising prices of, the units of the Trust. These exceptions include a bid or purchase permitted under the by-laws and rules of applicable regulatory authorities and the TSX relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Subject to the foregoing and applicable laws, in connection with the offering and pursuant to the first exception mentioned above, the underwriters may over-allot or effect transactions that stabilize or maintain the market price of the units of the Trust at levels other than those which might otherwise prevail on the open market. Any of the foregoing activities may have the effect of preventing or slowing a decline in the market price of the units of the Trust. They may also cause the price of the units of the Trust to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on NYSE Arca, the TSX or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

        The Trust and the Manager have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Unites States Securities Act of 1933, as amended and applicable securities laws in the provinces and territories of Canada.

        The accompanying prospectus as supplemented by a prospectus supplement in electronic format may be made available on websites or through other online services maintained by one or more of the underwriters or by their respective affiliates. Other than the prospectus in electronic format, the information on any underwriter's website and any information contained in any other website maintained by any underwriter or its affiliates is not part of the prospectus or registration statement of which this prospectus supplement forms a part, has not been approved and/or endorsed by the Trust or the underwriters and should not be relied upon by investors.

        Certain of the underwriters or their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory, investment banking or commodities trading services for the Trust or the Manager, for which they received or will receive customary fees and expenses.

        Without the prior written consent of Morgan Stanley & Co. LLC and RBC Dominion Securities Inc., the representatives on behalf of the underwriters, the Trust has agreed that it will not, during the period ending 90 days after the closing of the offering, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any trust units or any securities convertible into or exercisable or exchangeable for units of the Trust or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of units of the Trust, whether any such transaction is to be settled by delivery of units of the Trust or such other securities, in cash or otherwise or during the period ending 90 days after the closing of the offering, file any registration statement with the SEC or prospectus with any regulatory authority in Canada relating to the offering of any units of the Trust or any securities convertible into or exercisable or exchangeable for trust units.

Conflicts of Interest

        As described in "Use of Proceeds", the net proceeds of the offering will be used by the Trust to acquire physical silver bullion. Some of the net proceeds of the offering may be used to purchase physical silver bullion from or through affiliates of certain of the underwriters, at market prices. Because more than 5% of the proceeds of the offering, not including underwriting compensation, may be received by affiliates of the underwriters in the offering, the offering is being conducted in compliance with FINRA Rule 5121, as administered by FINRA. Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with the offering, as the offering is of a class of equity securities for which there is a "bona fide public market," as defined by FINRA rules.

Expenses of Issuance and Distribution

        The Trust will be responsible for paying the expenses of the offering, including the SEC registration fee, the FINRA fee, the filing and listing fees of the applicable securities authorities and stock exchanges, accounting and legal fees and expenses, the Trust's transfer agent and registrar fees and expenses and printing expenses. The expenses of the offering are estimated to be U.S.$350,000. The underwriters have agreed to reimburse the Trust for certain expenses paid by it.

Purchases by Affiliates of the Trust

        Certain affiliates of the Manager have informed the Manager that they may purchase trust units in the offering. To the extent that such persons are deemed to be affiliates, any units of the Trust they purchase in the offering will be subject to the volume limitations on sales by affiliates set forth in Rule 144 under the U.S. Securities Act, unless resales of such trust units are made pursuant to an effective registration statement filed after such trust units are acquired by such persons. All such affiliates will purchase units of the Trust in the offering on the same terms as all other investors purchasing trust units in the offering. If resales of any trust units purchased by such purchasers in the offering are subject to the volume limitations under Rule 144 under the U.S. Securities Act, the Trust will enter into a registration rights agreement pursuant to which the Trust may, upon request by one or more of such affiliates, file a registration statement for the resale of trust units purchased by the affiliates in the offering.

Selling Restrictions Outside of the United States and Canada

        Other than in the United States and each of the provinces and territories of Canada, no action has been taken by the Trust that would permit a public offering of the trust units offered by this prospectus supplement in any jurisdiction where action for that purpose is required. The trust units offered by this prospectus supplement may not be offered or sold, directly or indirectly, nor may this prospectus supplement or any other offering material or advertisements in connection with the offer and sale of any such units be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus supplement comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus supplement. This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy any trust units offered by this prospectus supplement in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to Prospective Investors in the European Economic Area

        In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (which we will refer to as a relevant member state), with effect from and including the date on which the Prospectus Directive was implemented in that relevant member state (which we will refer to as the relevant implementation date), an offer to the public of any trust units which are the subject of the offering contemplated by this prospectus supplement may not be made in that relevant member state prior to the publication of a prospectus in relation to such trust units that has been approved by the competent authority in that relevant member state and published in accordance with the Prospectus Directive as implemented in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that an offer to the public in that relevant member state of trust units may be made at any time under the following exemptions under the Prospectus Directive, from and including the relevant implementation date in that relevant member state:

  (a)
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  (b)
  to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospective Directive) subject to obtaining the prior consent of Morgan Stanley & Co. LLC and RBC Capital Markets Corporation; or

  (c)
  in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of trust units will result in a requirement for the publication by the Trust or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive and each person who initially acquires any trust units or to whom any offer is made pursuant to this prospectus will be deemed to have represented, warranted and agreed that it is a "qualified investor" as defined in the Prospectus Directive.

        For the purposes of this notice, the expression an "offer to the public" in relation to any trust units in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and any trust units to be offered so as to enable an investor to decide to purchase or subscribe for any trust units, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state), and includes any relevant implementing measure in each relevant member state and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

        This prospectus supplement and any other material in relation to the trust units described herein is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that also (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (which we will refer to as the Order), or (ii) fall within Article 49(2)(a) to (d) of the Order or (iii) to whom it may otherwise lawfully be communicated (whom we will refer to as the "relevant persons"). The trust units are only available to, and any invitation, offer or agreement to purchase or otherwise acquire such trust units will be engaged in only with, relevant persons. This prospectus supplement and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus supplement or any of its contents.

        No invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended, which we will refer to as the FSMA) in connection with the issue or sale of the trust units may be communicated or caused to be communicated except in circumstances in which Section 21(1) of the FSMA does not apply to the Trust or the underwriters. In addition, all applicable provisions of the FSMA must be complied with in relation to anything done to the trust units in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Hong Kong

        The Trust has not been authorized by the Securities and Futures Commission in Hong Kong for public offering in Hong Kong. Accordingly, no person may issue or possess for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the trust units, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to trust units that are, or are intended to be, disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

MATERIAL TAX CONSIDERATIONS

Material U.S. Federal Income Tax Considerations

        The accompanying prospectus describes certain material U.S. federal income tax consequences to U.S. Holders (as such term is defined in the accompanying prospectus), of the ownership and disposition of trust units. Please refer to the headings "Material Tax Considerations — Material U.S. Federal Income Tax Considerations" beginning on page 21 of the accompanying prospectus.

Backup Withholding and Information Reporting

        Payments made within the United States, or by a U.S. payor or U.S. middleman, of dividends on, or proceeds arising from the sale or other taxable disposition of, trust units generally will be subject to information reporting and backup withholding, currently at the rate of 28%, if a U.S. Holder fails to furnish its correct U.S. taxpayer identification number (generally on IRS Form W-9), and to make certain certifications, or otherwise fails to establish an exemption. Backup withholding tax is not an additional tax. Rather, a U.S. Holder generally may obtain a refund of any amounts withheld under backup withholding rules that exceed his, her, or its income tax liability by filing a refund claim with the IRS.

        U.S. Holders may be subject to certain IRS filing requirements as a result of holding trust units. For example, a U.S. person who transfers property (including cash) to a foreign corporation in exchange for stock in the corporation is in some cases required to file an information return on IRS Form 926 with the IRS with respect to such transfer. Accordingly, a U.S. Holder may be required to file Form 926 with respect to its acquisition of trust units in an offering. Depending on the number of trust units held, acquired or disposed of by a U.S. Holder, the U.S. Holder may also be required to file an information return on IRS Form 5471. U.S. Holders also may be required to file Form TD F 90-22.1 (Report of Foreign Bank and Financial Accounts) with respect to their investment in the Trust.

        U.S. Holders who are individuals (and to the extent specified in applicable Treasury Regulations, certain U.S. entities) who hold "specified foreign financial assets" (as defined in Section 6038D of the Code) are required to file IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury Regulations). Specified foreign financial assets would include, among other assets, the trust units, unless the trust units are held through an account maintained with a U.S. financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event a U.S. Holder who is an individual (and to the extent specified in applicable Treasury regulations, a U.S. entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. U.S. Holders should consult their own tax advisors with respect to their reporting obligations under this legislation or any other applicable filing requirements.

Foreign Account Tax Compliance Act

        Pursuant to legislation effective as of January 1, 2013, the Trust may be required to enter into an agreement with the IRS to disclose certain information regarding certain U.S. Holders to the IRS.

Canadian Federal Income Tax Considerations

        The accompanying prospectus describes certain Canadian federal income tax consequences to an investor who is a resident of Canada and to an investor who is a non-resident of Canada, of acquiring, owning or disposing of any trust units, including to the extent applicable, whether the distributions relating to the trust units will be subject to Canadian non-resident withholding tax. Please refer to the heading "Material Tax Considerations — Canadian Federal Income Tax Considerations" and "Material Tax Considerations — Canadian Taxation of Unitholders" beginning on page 26 and 29 of the accompanying prospectus.

U.S. ERISA CONSIDERATIONS

        The accompanying prospectus describes the U.S. Employee Retirement Income Security Act of 1974, as amended, or ERISA, and how it imposes certain requirements on employee benefit plans subject to Title I of ERISA and on entities that are deemed to hold the assets of such plans (collectively "ERISA Plans"), and on those persons who are fiduciaries with respect to ERISA Plans. Investments by ERISA Plans are subject to ERISA's general fiduciary requirements, including, but not limited to, the requirement of investment prudence and diversification and the requirement that an ERISA Plan's investments be made in accordance with the documents governing the ERISA Plan. Please refer to the heading "U.S. ERISA Considerations" beginning on page 32 of the accompanying prospectus.

ELIGIBILITY UNDER THE TAX ACT FOR INVESTMENT BY CANADIAN EXEMPT PLANS

        The discussion on page 32 of the accompanying prospectus under the heading "Eligibility under the Tax Act for Investment by Canadian Exempt Plans" continues to apply except that the draft legislation referred to in that discussion has now been enacted.

PROMOTER

        The Manager may be considered a promoter of the Trust within the meaning of the securities legislation of certain of the provinces and territories of Canada by reason of its initiative in organizing the Trust. See "Management of the Trust — The Manager" in the accompanying prospectus. The Manager does not own any units of the Trust. The Manager is entitled to ongoing management fees payable by the Trust.

 AUDITORS

        The audited annual statements of financial position of the Trust as at December 31, 2011 and 2010 and the statements of comprehensive income, changes in equity and cash flows for the year ended December 31, 2011 and the period from October 28, 2010 to December 31, 2010, incorporated in this prospectus supplement by reference have been audited by Ernst & Young LLP, chartered accountants and licensed public accountants, as stated in their report, which is incorporated herein by reference.

LEGAL MATTERS

        Certain legal matters relating to the issue and sale in Canada of trust units offered hereby will be passed upon by Heenan Blaikie LLP on behalf of the Trust and by Davies Ward Phillips & Vineberg LLP on behalf of the underwriters. Seward & Kissel LLP, New York, New York is acting as special U.S. counsel to the Trust and Paul, Weiss, Rifkind, Wharton & Garrison LLP, Toronto, Ontario, Canada, is acting as U.S. counsel for the underwriters in the offering. As of the date hereof, partners and associates of each of Heenan Blaikie LLP and Davies Ward Phillips & Vineberg LLP, respectively, beneficially own, directly or indirectly, less than 1% of the units of the Trust or the securities of any associate or affiliate of the Trust.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        In addition to the documents specified in this prospectus supplement and in the accompanying prospectus under "Documents Incorporated by Reference", the form of underwriting agreement described in this prospectus supplement has been filed with the SEC on Form 6-K and incorporated by reference into the registration statement on Form F-10 (File No. 333-178184) of which this prospectus supplement forms a part.

 CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        We consent to the reference to our firm under the caption "Auditors" in the prospectus supplement of Sprott Physical Silver Trust (the "Trust") dated November     , 2012 to the Registration Statement on Form F-10 and related base shelf prospectus of the Trust dated November 25, 2011 (collectively, the "Prospectus"), relating to the issue and sale of U.S.$                        of trust units of the Trust.

        We consent to the incorporation by reference in the above mentioned Prospectus, of our report to Sprott Asset Management LP, the trustee and the unitholders of the Trust on the statements of financial position of the Trust as at December 31, 2011 and 2010 and the statements of comprehensive income, changes in equity and cash flows for the year ended December 31, 2011 and the period from October 28, 2010 to December 31, 2010. Our report is dated March 30, 2012.

ERNST & YOUNG LLP
Chartered Accountants
Licensed Public Accountants

Toronto, Canada
November     , 2012

This short form prospectus has been filed under legislation in all provinces and territories of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of the securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this short form prospectus from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from Sprott Asset Management LP, the manager of Sprott Physical Silver Trust, at Suite 2700, South Tower, Royal Bank Plaza, 200 Bay Street, Toronto, Ontario, Canada M5J 2J1 Telephone: (416) 362-7172, and are also available electronically at www.sedar.com.

SHORT FORM BASE SHELF PROSPECTUS

New issue	November 25, 2011

Sprott Physical Silver Trust

U.S.$1,500,000,000

Trust Units

Sprott Physical Silver Trust (the "Trust") may offer from time to time, during the 25 month period that this short form base shelf prospectus (including any amendments hereto) (the "prospectus") remains effective, up to U.S.$1,500,000,000 of transferable, redeemable trust units (the "trust units"). Each trust unit represents an equal, fractional, undivided ownership interest in the net assets of the Trust attributable to the particular class of trust units. The Trust is a closed-end mutual fund trust established under the laws of the Province of Ontario and is managed by Sprott Asset Management LP (the "Manager"). See "Management of the Trust — The Manager" for further information about the Manager. The Trust was created to invest and hold substantially all of its assets in physical silver bullion. See "Business of the Trust — Investment Objectives of the Trust" for further information about the Trust's investment objectives.

The specific terms of the trust units offered, including the number of trust units offered, will be described in supplements to this prospectus (each a "prospectus supplement"). All shelf information omitted from this prospectus under applicable laws will be contained in one or more prospectus supplements that will be delivered to purchasers together with this prospectus. Each prospectus supplement will be incorporated by reference into this prospectus for the purposes of securities legislation as of the date of the prospectus supplement and only for the purposes of the distribution of the trust units to which the prospectus supplement pertains. A prospectus supplement may include specific terms pertaining to the trust units that are not within the alternatives or parameters described in this prospectus. You should read this prospectus and any applicable prospectus supplement carefully before you invest.

The trust units are listed on the NYSE Arca under the symbol "PSLV" and on the Toronto Stock Exchange (the "TSX") under the symbol "PHS.U".

The Trust may sell the trust units to or through underwriters or dealers purchasing as principals to one or more purchasers directly, or through agents designated from time to time by the Manager on behalf of the Trust. Subject to the provisions of the Trust Agreement (as defined below) pursuant to which the Trust was established, the trust units may be sold at fixed prices or non-fixed prices, such as prices determined by reference to the prevailing market price of the trust units or at prices to be negotiated with purchasers, which prices may vary between purchasers and during the period of distribution of the trust units. The prospectus supplement relating to a particular offering of the trust units will identify each underwriter, dealer or agent engaged by the Trust in connection with the offering and sale of the trust units, and will set forth the terms of the offering of such trust units, the method of distribution of such trust units including, to the extent applicable, the proceeds to the Trust, and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material term of the plan of distribution. In connection with such offering, the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions intended to stabilize or maintain the market price of the trust units at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution".

The Trust is not a trust company and does not carry on business as a trust company and, accordingly, the Trust is not registered under the trust company legislation of any jurisdiction. Trust units are not "deposits" within the meaning of the Canada Deposit Insurance Corporation Act (Canada) and are not insured under provisions of that Act or any other legislation.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION ("SEC") NOR ANY U.S. STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THESE TRUST UNITS OR PASSED ON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

We are permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements, which are incorporated by reference in this prospectus, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). Our financial statements may not be comparable to the financial statements of U.S. issuers.

Purchasing our trust units may subject you to tax consequences both in the United States and Canada. This prospectus or any prospectus supplement may not describe these tax consequences fully. You should read the tax discussion in any applicable prospectus supplement.

Your ability to enforce civil liabilities under United States federal securities laws may be affected adversely because we are a mutual fund trust established under the laws of the Province of Ontario. Each of the Trust, the Trust's trustee (the "Trustee"), the Manager, and Sprott Asset Management GP Inc., which is the general partner of the Manager, is organized under the laws of the Province of Ontario, Canada, and all of their executive offices and substantially all of the administrative activities and a majority of assets are located outside the United States. In addition, the directors and officers of the Trustee and the Manager's general partner are residents of jurisdictions other than the United States and all or a substantial portion of the assets of those persons are or may be located outside the United States.

See "Risk Factors" for a discussion of certain considerations relevant to an investment in the trust units offered hereby. In the opinion of Heenan Blaikie LLP, counsel to the Trust, the trust units, once offered under a prospectus supplement will be qualified investments for certain funds, plans and accounts under the Income Tax Act (Canada) (the "Tax Act") as set out under the heading "Eligibility Under the Tax Act for Investment by Canadian Exempt Plans".

The registered and head office of the Trust is located at Suite 2700, South Tower, Royal Bank Plaza, 200 Bay Street, Toronto, Ontario, M5J 2J1.

 FINANCIAL INFORMATION AND ACCOUNTING PRINCIPLES

        Unless otherwise indicated, financial information in this prospectus has been prepared in accordance with IFRS. The financial information of the Trust incorporated by reference herein is presented in U.S. dollars. Unless otherwise noted herein, all references to "$", "U.S.$" or "dollars" are to the currency of the United States and all references to "Cdn$" or "Canadian dollars" are to the currency of Canada.

 EXCHANGE RATE

        The following table sets out certain exchange rates based upon the noon rate published by the Bank of Canada. The rates are set out as United States dollars per Cdn$1.00.

	Years Ended December 31,
				As of September 30, 2011
	2008	2009	2010
Low	$0.7711	$0.7692	$0.9278	$0.9626
High	$1.0289	$0.9716	$1.0054	$1.0583
Average	$0.9441	$0.8797	$0.9713	$1.0227
End	$0.8166	$0.9555	$1.0069	$0.9626

        On November 24, 2011, the noon rate quoted by the Bank of Canada was Cdn$1.00 = U.S.$0.9552.

 DOCUMENTS INCORPORATED BY REFERENCE

        Incorporated by reference in this prospectus is certain information contained in documents filed by the Trust with the securities regulatory authorities in Canada. This means that the Trust is disclosing important information to you by referring you to those documents. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein.

        You may obtain copies of the documents incorporated by reference in this prospectus on request without charge by contacting the Manager, located at Suite 2700, South Tower, Royal Bank Plaza, 200 Bay Street, Toronto, Ontario, Canada M5J 2J1, Telephone: (416) 362-7172, as well as through the sources described below under "Additional Information".

        The following documents are specifically incorporated by reference in this prospectus:

  (a)
  the annual information form for the year ended December 31, 2010 dated November 11, 2011 (the "AIF");

  (b)
  the audited annual statement of financial position of the Trust as at December 31, 2010 and the statement of comprehensive income, the statement of changes in equity and the statement of cash flows for the period from October 28, 2010 to December 31, 2010;

  (c)
  the management report of fund performance for the year ended December 31, 2010;

  (d)
  the unaudited interim statement of financial position of the Trust as at September 30, 2011 and the statement of comprehensive income, the statement of changes in equity and the statement of cash flows for the three and nine-month period ended September 30, 2011; and

  (e)
  the management report of fund performance for the three and nine-month period ended September 30, 2011.

        Any documents of the type referred to in the preceding paragraph with respect to the Trust or material change reports (other than confidential material change reports) or required to be incorporated by reference herein pursuant to National Instrument 44-101 — Short Form Prospectus Distributions, as well as all prospectus supplements disclosing additional or updated information, filed by the Trust with the securities regulatory authorities in Canada subsequent to the date of this prospectus and prior to 25 months from the date of issuance of the receipt for this prospectus shall be deemed to be incorporated by reference in this prospectus.

        When new documents of the type referred to in the paragraphs above are filed by the Trust with the securities regulatory authorities in Canada during the currency of this prospectus, such documents will be deemed to be incorporated by reference in this prospectus and the previous documents of the type referred to in the paragraphs above and all material change reports, unaudited interim financial statements (and management's reports of fund performance of the Trust relating thereto) and certain prospectus supplements filed by the Trust with the securities regulatory authorities in Canada before the commencement of the financial year in which the new documents are filed will no longer be deemed to be incorporated by reference in this prospectus.

        In addition, to the extent that any document or information incorporated by reference into this prospectus is included in any report on Form 6-K, Form 40-F or Form 20-F (or any respective successor form) that is filed with or furnished to the SEC after the date of this prospectus, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part. In addition, the Trust may incorporate by reference into this prospectus, or the registration statement of which it forms a part, other information from documents that the Trust will file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), if and to the extent expressly provided therein.

        A prospectus supplement containing the specific terms of any trust units offered will be delivered to purchasers of such trust units together with this prospectus and will be deemed to be incorporated by reference in this prospectus as of the date of the prospectus supplement solely for the purposes of the offering of trust units covered by that prospectus supplement unless otherwise provided therein.

        Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

ADDITIONAL INFORMATION

        The Trust intends to file with the SEC a registration statement on Form F-10 of which this prospectus will form a part. This prospectus does not contain all the information set out in the registration statement. For further information about the Trust and the trust units, please refer to the registration statement, including the exhibits to the registration statement.

        The Trust is subject to the information requirements of the Exchange Act and applicable Canadian securities legislation, and in accordance therewith, the Trust files reports and other information with the SEC and with the securities regulatory authorities of each of the provinces and territories of Canada. Under a multijurisdictional disclosure system adopted by the United States and Canada, the Trust may generally prepare these reports and other information in accordance with the disclosure requirements of Canada. These requirements are different from those of the United States. As a foreign private issuer, the Trust is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and officers, directors and principal unitholders of the Trust are exempt from the reporting and shortswing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, the Trust is not required to publish financial statements as promptly as United States companies.

        The reports and other information filed by the Trust with the SEC may be read and copied at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of the same documents can also be obtained from the public reference room of the SEC in Washington by paying a fee. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a website (www.sec.gov) that makes available reports and other information that the Trust files electronically with it, including the registration statement that the Trust has filed with respect hereto.

        Copies of reports, statements and other information that the Trust files with the Canadian provincial securities regulatory authorities are electronically available from the Canadian System for Electronic Document Analysis and Retrieval (www.sedar.com), which is commonly known by the acronym "SEDAR".

ENFORCEABILITY OF CIVIL LIABILITIES

        Each of the Trust, the Trustee, the Manager, and Sprott Asset Management GP Inc., is organized under the laws of the Province of Ontario, Canada, and all of their executive offices and administrative activities and assets are located outside the United States. In addition, the directors and officers of the Trustee and the Manager's general partner are residents of jurisdictions other than the United States and all or a substantial portion of the assets of those persons are or may be located outside the United States. As a result, you may have difficulty serving legal process within the United States upon any of the Trust, the Trustee, the Manager or the Manager's general partner or any of their directors or officers, as applicable, or enforcing judgments obtained in United States courts against any of them or the assets of any of them located outside the United States, or enforcing against them in the appropriate Canadian courts judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States, or bringing an original action in the appropriate Canadian courts to enforce liabilities against the Trust, the Trustee, the Manager, the Manager's general partner or any of their directors of officers, as applicable, based upon the U.S. federal securities laws.

        The Trust and the Trustee will each file with the SEC, concurrently with the Trust's registration statement on Form F-10, an appointment of agent for service of process on separate Forms F-X. Under such Forms F-X, the Trust and the Trustee will appoint Seward & Kissel LLP as its agent.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        The statements contained in this prospectus, including any documents incorporated by reference, that are not purely historical are forward-looking statements. The Trust's forward-looking statements include, but are not limited to, statements regarding its or its management's expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words "anticipates," "believe," "continue," "could," "estimate," "expect," "intends," "may," "might," "plan," "possible," "potential," "predicts," "project," "should," "would" and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this prospectus may include, for example, statements about:

  •
  trading of the trust units on the NYSE Arca or the TSX;

  •
  the Trust's objectives and strategies to achieve the objectives;

  •
  success in obtaining physical silver bullion in a timely manner and allocating such silver;

  •
  success in retaining or recruiting, or changes required in, its officers, key employees or directors; and

  •
  the silver industry, sources and demand of physical silver bullion and the performance of the silver market.

        The forward-looking statements contained in this prospectus, including any document incorporated by reference, are based on the Trust's current expectations and beliefs concerning future developments and their potential effects on the Trust. There can be no assurance that future developments affecting the Trust will be those that it has anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the Trust's control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include those factors described under the heading "Risk Factors." Should one or more of these risks or uncertainties materialize, or should any of the Trust's assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. The Trust undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

SPROTT PHYSICAL SILVER TRUST

        The following is a summary of information pertaining to the Trust and does not contain all the information about the Trust that may be important to you. You should read the more detailed information and financial statements and related notes that are incorporated by reference into and are considered to be a part of this prospectus including, but not limited to the AIF.

Organization of the Trust

        Sprott Physical Silver Trust was established on June 30, 2010 under the laws of the Province of Ontario, Canada, pursuant to a trust agreement dated as at June 30, 2010, as amended and restated as of October 1, 2010 (the "Trust Agreement"). The Trust has received relief from certain provisions of National Instrument 81-102 — Mutual Funds ("NI 81-102"), and, as such, the Trust is not subject to certain of the policies and regulations of the Canadian Securities Administrators that apply to open-ended mutual funds. See "Exemptions and Approvals".

Management of the Trust

The Manager

        Sprott Asset Management LP is the Manager of the Trust. The Manager acts as the manager of the Trust pursuant to the Trust Agreement and the management agreement between the Trust and the Manager. The Manager is a limited partnership formed and organized under the laws of the Province of Ontario, Canada, pursuant to the Limited Partnerships Act (Ontario) by declaration dated September 17, 2008. The general partner of the Manager is Sprott Asset Management GP Inc., which is a corporation incorporated under the laws of the Province of Ontario, Canada, on September 17, 2008. The general partner is a wholly-owned subsidiary of Sprott Inc., which is a corporation incorporated under the laws of the Province of Ontario, Canada, on February 13, 2008. Sprott Inc. is also the sole limited partner of the Manager. Sprott Inc. is a public company listed on the TSX under the symbol "SII." Pursuant to an internal corporate reorganization of Sprott Inc. completed on June 1, 2009, the Manager acquired the assets related to Sprott Asset Management Inc.'s portfolio management business.

        The Manager initiated the creation and the organization of the Trust and, accordingly, may be considered a promoter or sponsor of the Trust under applicable securities laws. See "Promoter".

        As at September 30, 2011, the Manager, together with its affiliates and related entities, had assets under management totalling approximately Cdn$9.9 billion, of which approximately Cdn$1.6 billion are in physical silver bullion, and provided management and investment advisory services to many entities, including private investment funds, the Sprott Mutual Funds, the Sprott discretionary managed accounts, and management of certain companies through its subsidiary, Sprott Consulting LP. The Manager also acts as manager for the Sprott Silver Bullion Fund, a Canadian public mutual fund that invests in physical silver bullion.

        The Manager is responsible for the day-to-day business and administration of the Trust, including management of the Trust's portfolio and all clerical, administrative and operational services. The Trust maintains a public website that contains information about the Trust and the trust units. The internet address of the website is www.sprottphysicalsilvertrust.com. This internet address is provided here only as a convenience to you, and the information contained on or connected to the website is not incorporated into, and does not form part of, this prospectus.

The Trustee

        RBC Dexia Investor Services Trust ("RBC Dexia"), a trust company organized under the federal laws of Canada, is the Trustee of the Trust. The Trustee holds title to the Trust's assets and has, together with the Manager, exclusive authority over the assets and affairs of the Trust. The Trustee has a fiduciary responsibility to act in the best interest of the unitholders.

The Custodians

        The Trust employs two custodians. The Royal Canadian Mint (the "Mint"), acts as custodian for the Trust's physical silver bullion pursuant to a silver storage agreement between the Manager, for and on behalf of the Trust, and the Mint (the "Silver Storage Agreement"). The Mint is a Canadian Crown corporation, which acts as an agent of the Canadian Government, and its obligations generally constitute unconditional obligations of the Canadian Government. The Mint is responsible for and bears all risk of the loss of, and damage to, the Trust's physical silver bullion that is in the Mint's custody, subject to certain limitations based on events beyond the Mint's control.

        RBC Dexia acts as custodian on behalf of the Trust for the Trust's assets other than physical silver bullion. RBC Dexia is only responsible for the Trust's assets that are directly held by it, its affiliates or appointed sub-custodians.

        Under the Trust Agreement, the Manager, with the consent of the Trustee, may determine to change the custodial arrangements of the Trust.

Principal Offices

        The Trust's office is located at Suite 2700, South Tower, Royal Bank Plaza, 200 Bay Street, Toronto, Ontario, Canada M5J 2J1. The Manager's office is located at Suite 2700, South Tower, Royal Bank Plaza, 200 Bay Street, Toronto, Ontario, Canada M5J 2J1 and its telephone number is (416) 362-7172. The Trustee, is located at 155 Wellington Street West, Street Level, Toronto, Ontario, Canada M5V 3L3. The custodian for the Trust's physical silver bullion, the Mint, is located at 320 Sussex Drive, Ottawa, Ontario, Canada K1A 0G8, and the custodian for the Trust's assets other than physical silver bullion, RBC Dexia, is located at 155 Wellington Street West, Street Level, Toronto, Ontario, Canada M5V 3L3.

Business of the Trust

Investment Objectives of the Trust

        The Trust was created to invest and hold substantially all of its assets in physical silver bullion. The Trust seeks to provide a secure, convenient and exchange-traded investment alternative for investors interested in holding physical silver bullion without the inconvenience that is typical of a direct investment in physical silver bullion.

Investment Strategies of the Trust

        The Trust invests primarily in long-term holdings of unencumbered, fully allocated, physical silver bullion and does not and will not speculate with regard to short-term changes in silver prices. The Trust does not anticipate making regular cash distributions to unitholders.

        Calculating Net Asset Value ("NAV")

        The value of the net assets of the Trust and the value of net assets of the Trust per outstanding trust unit are determined daily as of 4:00 p.m., Toronto time, on each business day by the Trust's valuation agent, which is RBC Dexia. Throughout this prospectus, unless otherwise indicated, the term "business day" refers to any day on which the NYSE Arca or the TSX is open for trading. The value of the net assets of the Trust on any such day is equal to the aggregate fair market value of the assets of the Trust as of such date, less an amount equal to the fair value of the liabilities of the Trust (excluding all liabilities represented by outstanding trust units, if any) as of such date. The valuation agent calculates the NAV by dividing the value of the net assets of the class of the Trust represented by the trust units on that day by the total number of trust units of that class then outstanding on such day. The NAV as of November 24, 2011 was $12.3740.

Redemption of Trust Units for Physical Silver Bullion

        Subject to the terms of the Trust Agreement, trust units may be redeemed at the option of a unitholder for physical silver bullion in any month. Trust units redeemed for physical silver bullion will be entitled to a redemption price equal to 100% of the NAV of the redeemed trust units on the last day of the month on which the NYSE Arca is open for trading for the month in which the redemption request is processed. Redemption requests for silver must be for amounts that are at least equivalent in value to ten London Good Delivery bars or an integral multiple of one bar in excess thereof, plus applicable expenses. A "London Good Delivery bar" contains between 750 and 1,100 troy ounces of silver with a minimum fineness of 999.0 parts per thousand silver. A unitholder's ability to redeem trust units for physical silver bullion will depend in part on the sizes of the London Good Delivery bars held by the Trust on the redemption date. Any fractional amount of redemption proceeds in excess of ten London Good Delivery bars or an integral multiple of one bar in excess thereof will be paid in cash at a rate equal to 100% of the NAV of such excess amount. A unitholder redeeming trust units for physical silver bullion will be responsible for expenses incurred by the Trust in connection with such redemption and applicable delivery expenses, including the handling of the notice of redemption, the delivery of the physical silver bullion for trust units that are being redeemed and the applicable silver storage in-and-out fees.

        A redemption notice to redeem trust units for physical silver bullion must be received by the Trust's transfer agent no later than 4:00 p.m., Toronto time, on the 15th day of the month in which the redemption notice will be processed or, if such day is not a business day, on the immediately following day that is a business day. Any redemption notice received after such time will be processed in the next month. For each redemption notice, the

Trust's transfer agent will send a confirmation notice to the unitholder's broker that such notice has been received and determined to be complete.

        Physical silver bullion received by a unitholder as a result of a redemption of trust units will be delivered by armored transportation service carrier pursuant to delivery instructions provided by the unitholder to the Manager. Physical silver bullion transported to an account established by the redeeming unitholder at an institution authorized to accept and hold London Good Delivery bars by certain armored transportation service carriers will likely retain its London Good Delivery status while in the custody of such institution; physical silver bullion delivered pursuant to a unitholder's delivery instruction to a destination other than such an institution will no longer be deemed London Good Delivery once received by the unitholder. The armored transportation service carrier will receive physical silver bullion in connection with a redemption of trust units approximately 10 business days after the end of the month in which the redemption notice is processed.

Redemption of Trust Units for Cash

        Subject to the terms of the Trust Agreement, trust units may be redeemed at the option of a unitholder for cash on a monthly basis. Trust units redeemed for cash will be entitled to a redemption price equal to 95% of the lesser of (i) the volume-weighted average trading price of the trust units traded on the NYSE Arca or, if trading has been suspended on the NYSE Arca, the trading price of the trust units traded on the TSX, for the last five days on which the respective exchange is open for trading for the month in which the redemption request is processed and (ii) the NAV of the redeemed trust units as of 4:00 p.m., Toronto time, on the last day of the month on which the NYSE Arca is open for trading for the month in which the redemption request is processed. Cash redemption proceeds will be transferred to a redeeming unitholder approximately three business days after the end of the month in which the redemption notice is processed.

        A redemption notice to redeem trust units for cash must be received by the Trust's transfer agent no later than 4:00 p.m., Toronto time, on the 15th day of the month in which the redemption notice will be processed or, if such day is not a business day, then on the immediately following day that is a business day. Any redemption notice to redeem trust units for cash received after such time will be processed in the next month.

Investment and Operating Restrictions

        In making investments on behalf of the Trust, the Manager is subject to certain investment and operating restrictions, (the "Investment and Operating Restrictions"), which are set out in the Trust Agreement. The Investment and Operating Restrictions may not be changed without the prior approval of unitholders by way of an extraordinary resolution, which must be approved, in person or by proxy, by unitholders holding trust units representing in aggregate not less than 66 2/3% of the value of the net assets of the Trust as determined in accordance with the Trust Agreement, at a duly constituted meeting of unitholders, or at any adjournment thereof, called and held in accordance with the Trust Agreement, or a written resolution signed by unitholders holding trust units representing in aggregate not less than 66 2/3% of the value of the net assets of the Trust as determined in accordance with the Trust Agreement, unless such change or changes are necessary to ensure compliance with applicable laws, regulations or other requirements imposed from time to time by applicable securities regulatory authorities.

        The Investment and Operating Restrictions provide that the Trust:

  (a)
  will invest in and hold a minimum of 90% of the total net assets of the Trust in physical silver bullion in London Good Delivery bar form and hold no more than 10% of the total net assets of the Trust, at the discretion of the Manager, in physical silver bullion (in London Good Delivery bar form or otherwise), debt obligations of or guaranteed by the Government of Canada or a province of Canada or by the Government of the United States of America or a state thereof, short-term commercial paper obligations of a corporation or other person whose short-term commercial paper is rated R-1 (or its equivalent, or higher) by DBRS Limited or its successors or assigns or F1 (or its equivalent, or higher) by Fitch Ratings or its successors or assigns or A-1 (or its equivalent, or higher) by Standard & Poor's or its successors or assigns or P-1 (or its equivalent, or higher) by Moody's Investor Service or its successors or assigns, interest-bearing accounts and short-term certificates of deposit issued or guaranteed by a Canadian chartered bank or trust company, money market mutual funds, short-term government debt or short-term investment grade corporate debt, or other short-term debt obligations approved by the Manager from time to time (for the purpose of this paragraph, the term "short-term" means having a date of maturity or call for payment not more than 182 days from the date on which the investment is made), except during the 60-day period following the closing of an offering of trust units or additional offerings or prior to the distribution of the assets of the Trust;

  (b)
  will not invest in silver certificates or other financial instruments that represent silver or that may be exchanged for silver;

  (c)
  will store all physical silver bullion owned by the Trust at the Mint (including at a facility located in Canada leased by the Mint for this purpose) or in the treasury vaults of a Schedule I Canadian chartered bank or an affiliate or division thereof in Canada on a fully allocated basis, provided that the physical silver bullion held in London Good Delivery bar form may be stored with a custodian only if the physical silver bullion will remain London Good Delivery while with that custodian;

  (d)
  will not hold any "taxable Canadian Property" within the meaning of the Tax Act;

  (e)
  will not purchase, sell or hold derivatives;

  (f)
  will not issue trust units except (i) if the net proceeds per trust unit to be received by the Trust are not less than 100% of the most recently calculated NAV prior to, or upon, the determination of the pricing of such issuance or (ii) by way of trust unit distribution in connection with an income distribution;

  (g)
  will ensure that no part of the stored physical silver bullion may be delivered out of safekeeping by the Mint (except to an authorized sub-custodian) or, if the physical silver bullion is held by another custodian, that custodian, without receipt of an instruction from the Manager in the form specified by the Mint or such other custodian indicating the purpose of the delivery and giving direction with respect to the specific amount;

  (h)
  will ensure that no director or officer of the Manager or the Manager's general partner, or representative of the Trust or the Manager will be authorized to enter into the physical silver bullion storage vaults without being accompanied by at least one representative of the Mint or, if the physical silver bullion is held by another custodian, that custodian, as the case may be;

  (i)
  will ensure that the physical silver bullion remains unencumbered;

  (j)
  will ensure that the physical silver bullion is subject to a physical count by a representative of the Manager periodically on a spot-inspection basis and subject to audit procedures by the Trust's external auditors on at least an annual basis;

  (k)
  will not guarantee the securities or obligations of any person other than the Manager, and then only in respect of the activities of the Trust;

  (l)
  in connection with requirements of the Tax Act, will not make or hold any investment that would result in the Trust failing to qualify as a "mutual fund trust" within the meaning of the Tax Act;

  (m)
  in connection with requirements of the Tax Act, will not invest in any security that would be a tax shelter investment within the meaning of section 143.2 of the Tax Act;

  (n)
  in connection with requirements of the Tax Act, will not invest in the securities of any non-resident corporation, trust or other non-resident entity (or of any partnership that holds such securities) if the Trust (or the partnership) would be required to include any significant amount in income under sections 94 to 94.1 of the Tax Act;

  (o)
  in connection with requirements of the Tax Act, will not invest in any security of an issuer that would be a foreign affiliate of the Trust for purposes of the Tax Act; and

  (p)
  in connection with requirements of the Tax Act, will not carry on any business and make or hold any investments that would result in the Trust itself being subject to the tax for SIFT trusts as provided for in section 122 of the Tax Act (the "SIFT Rules").

Termination of the Trust

        The Trust does not have a fixed termination date but will be terminated in the event there are no trust units outstanding, the Trustee resigns or is removed and no successor trustee is appointed, the Manager resigns and no successor manager is appointed and approved by unitholders, the Manager is in material default of its obligations under the Trust Agreement or the Manager experiences certain insolvency events. In addition, the Manager may, in its discretion, terminate the Trust, without unitholder approval, by giving the Trustee and each holder of trust units at the time not less than 60 and not more than 90 days written notice prior to the effective date of the termination of the Trust. To the extent such termination in the discretion of the Manager may involve a matter that would be a "conflict of interest matter" as set forth under applicable Canadian securities legislation, the matter will be referred by the Manager to the independent review committee established by the Manager for its recommendation. In connection with the termination of the Trust, the Trust will, to the extent possible, convert its assets to cash and, after paying or making adequate provision for all of the Trust's liabilities, distribute the net assets of the Trust to unitholders, on a pro rata basis, as soon as practicable after the termination date.

RISK FACTORS

        You should consider carefully the risks described below before making an investment decision. You should also refer to the other information included and incorporated by reference herein, including the Trust's financial statements and the related notes and the AIF, incorporated by reference herein. See "Documents Incorporated by Reference".

        The value of the trust units relates directly to the value of the silver held by the Trust, and fluctuations in the price of silver could materially adversely affect an investment in the trust units.

        The principal factors affecting the value of the trust units are factors that affect the price of silver. Silver bullion is tradable internationally and its price is generally quoted in U.S. dollars. The price of the trust units depends on, and typically fluctuates with, the price fluctuations of silver. The price of silver may be affected at any time by many international, economic, monetary and political factors, many of which are unpredictable. These factors include, without limitation:

  •
  global silver supply and demand, which is influenced by such factors as: (i) forward selling by silver producers; (ii) purchases made by silver producers to unwind silver hedge positions; (iii) central bank purchases and sales; (iv) production and cost levels in major silver-producing countries; (v) new production projects; and (vi) industrial demand for silver;

  •
  investors' expectations for future inflation rates;

  •
  exchange rate volatility of the U.S. dollar, the principal currency in which the price of silver is generally quoted;

  •
  interest rate volatility; and

  •
  unexpected global, or regional, political or economic incidents.

        Changing tax, royalty, land and mineral rights ownership and leasing regulations in silver producing countries can also have an impact on market functions and expectations for future silver supply. This can affect both share prices of silver mining companies and the relative prices of other commodities, which are both factors that may affect investor decisions in respect of investing in silver.

        An investment in the Trust will yield long-term gains only if the value of silver increases in an amount in excess of the Trust's expenses.

        The Trust does not actively trade silver to take advantage of short-term market fluctuations in the price of silver or actively generate other income. Accordingly, the Trust's long-term performance is dependent on the long-term performance of the price of silver. As a result, an investment in the Trust will yield long-term gains only if the value of silver increases in an amount in excess of the Trust's expenses.

        A redemption of trust units for cash will yield a lesser amount than selling the trust units on the NYSE Arca or the TSX, if such a sale is possible.

        Because the cash redemption value of the trust units is based on 95% of the lesser of (i) the volume-weighted average trading price of the trust units traded on the NYSE Arca or, if trading has been suspended on the NYSE Arca, the trading price of the trust units traded on the TSX, for the last five days on which such exchange is open for trading for the month in which the redemption request is processed and (ii) the NAV of the redeemed trust units as of 4:00 p.m., Toronto time, on the last day of the month on which the NYSE Arca is open for trading for the month in which the redemption request is processed, redeeming the trust units for cash will generally yield a lesser amount than selling the trust units on the NYSE Arca or the TSX, assuming such a sale is possible. You should consider the manner in which the cash redemption value is determined before exercising your right to redeem your trust units for cash.

        If a unitholder redeems trust units for physical silver bullion and requests to have the silver delivered to a destination other than an institution authorized to accept and hold London Good Delivery silver bars, the physical silver bullion will no longer be deemed London Good Delivery once it has been delivered.

        London Good Delivery bars have the advantage that a purchaser generally will accept such bars as consisting of the indicated number of troy ounces of at least .995 fine silver without assaying or otherwise testing them. This provides London Good Delivery bars with added liquidity as a sale of such bars can be completed more easily than the sale of physical silver bullion that is not London Good Delivery. The Trust will only purchase London Good Delivery bars, and the physical silver bullion owned by the Trust will retain its status as London Good Delivery bars while it is stored at the Mint. If a unitholder redeems trust units for physical silver bullion and has the silver delivered to an institution authorized to accept and hold London Good Delivery silver bars through an armored transportation service carrier that is eligible to transport London Good Delivery silver bars, it is likely that the silver will retain its London Good Delivery status while in the custody of that institution. However, if the redeeming unitholder instructs that silver be delivered to a destination other than such an institution, the physical silver bullion delivered to the unitholder will no longer be deemed London Good Delivery once it has been delivered pursuant to the redeeming unitholder's delivery instructions, which may make a future sale of such silver more difficult.

        The Trust may conduct further offerings of units from time to time, at which time it will offer trust units at a price that will be above NAV at the time of the offering but that may be below the trading price of trust units on the NYSE Arca or TSX at that time.

        The Trust may conduct further offerings of trust units from time to time. Under the provisions of the Trust Agreement, the net proceeds to the Trust of any offering must be above NAV at the time of the offering. Follow-on offerings of securities of issuers that are traded on an exchange usually are priced below the trading price of such securities at the time of an offering to induce investors to purchase securities in the follow-on offering rather than through the exchange on which such securities are traded. Consequently, the price to the public at which such trust units are offered likely will be below the trading price of units of the Trust on the NYSE Arca or TSX at the time of the offering, which may have the effect of lowering the trading price of trust units immediately after the pricing of such follow-on offering. In addition, if and as long as the trading price of the trust units is below NAV, it is unlikely that the Trust will be able to conduct a further offering of trust units, because the Trust Agreement governing the Trust provides such trust units would have to be offered at a price above the trading price of trust units

        The trading price of units of the Trust on NYSE Arca and the TSX is not predictable and may be affected by factors beyond the control of the Trust.

        The Trust cannot predict whether the units will trade above, at or below NAV. The trading price of units may not closely track the price of physical silver bullion, and units of the Trust may trade on the NYSE Arca or the TSX at a significant premium or discount from time to time. In addition to changes in the price of physical silver bullion, the trading price of units may be affected by other factors beyond the control of the Trust, which may include the following: macroeconomic developments in North America and globally; market perceptions of attractiveness of physical silver bullion as an investment; the lessening in trading volume and general market interest in the Trust's units which may affect a unitholder's ability to trade significant numbers of units; and the size of the Trust's public float which may limit the ability of some institutions to invest in the Trust's units.

        Since December 2005, average monthly trading prices for silver bullion have been higher than at any time during the previous 20 years, and these relatively high trading prices of silver may not be sustained.

        Since December 2005, average monthly trading prices for silver bullion have been higher than at any time during the previous 20 years. The Trust anticipates that the price of physical silver bullion going forward and, in turn, the future value of net assets of the Trust and the NAV, will be dependent upon factors such as global physical silver bullion supply and demand, investors' inflation expectations, exchange rate volatility and interest rate volatility. An adverse development with regard to one or more of these factors may lead to a decrease in physical silver bullion trading prices. A decline in prices of physical silver bullion would decrease the value of net assets of the Trust and the NAV.

        Any sale of silver by the Trust to pay expenses and to cover certain cash redemptions will reduce the amount of silver represented by each trust unit on an ongoing basis irrespective of whether the trading price of the trust units rises or falls in response to changes in the price of silver.

        Each outstanding trust unit represents an equal, fractional, undivided ownership interest in the net assets of the Trust attributable to the trust units. As the Trust does not expect to generate any net income and will sell physical silver bullion over time on an as-needed basis to pay for its ongoing expenses and to cover certain redemptions, the amount of silver represented by each trust unit will and the NAV may, gradually decline over time. This is true even if additional trust units are issued in future offerings of trust units by the Trust from time to time, as the amount of silver acquired by the proceeds of any such future offering of trust units will proportionately reflect the amount of silver represented by such trust units. Assuming a constant silver price, the trading price of the trust units is expected to gradually decline relative to the price of silver as the amount of silver represented by the trust units gradually declines. The trust units will only maintain their original value if the price of silver increases enough to offset the Trust's expenses.

        Investors should be aware that, assuming no purchases of physical silver bullion are made by the Trust as a result of further offerings of trust units by the Trust, the gradual decline in the amount of physical silver bullion held by the Trust will occur regardless of whether the trading price of the trust units rises or falls in response to changes in the price of silver.

        The sale of the Trust's physical silver bullion to pay expenses or to cover certain cash redemptions at a time of low silver prices could adversely affect the value of the net assets of the Trust.

        The Manager will sell physical silver bullion held by the Trust to pay Trust expenses or to cover certain redemptions on an as-needed basis irrespective of then-current silver prices. No attempt will be made to buy or sell physical silver bullion to protect against or to take advantage of fluctuations in the price of silver, and there is no limit on the total amount of physical silver bullion that the Trust may sell. Consequently, the Trust's physical silver bullion may be sold at a time when the silver price is low. Sales of physical silver bullion at relatively lower silver prices will require the sale of more physical silver bullion, which in turn will have an adverse effect on the value of the net assets of the Trust and the NAV.

        The Trust does not insure its assets and there may not be adequate sources of recovery if its silver is lost, damaged, stolen or destroyed.

        The Trust does not insure its assets, including the physical silver bullion stored at the Mint. Consequently, if there is a loss of assets of the Trust through theft, destruction, fraud or otherwise, the Trust and unitholders will need to rely on insurance carried by applicable third parties, if any, or on such third party's ability to satisfy any claims against it. The amount of insurance available or the financial resources of a responsible third party may not be sufficient to satisfy the Trust's claim against such party. Also, unitholders are unlikely to have any right to assert a claim directly against such third party; such claims may only be asserted by the Trustee on behalf of the Trust. In addition, if a loss is covered by insurance carried by a third party, the Trust, which is not a beneficiary on such insurance, may have to rely on the efforts of the third party to recover its loss. This may delay or hinder the Trust's ability to recover its loss in a timely manner or otherwise.

        A loss with respect to the Trust's silver that is not covered by insurance and for which compensatory damages cannot be recovered would have a negative impact on the NAV and would adversely affect an investment in the trust units. In addition, any event of loss may adversely affect the operations of the Trust and, consequently, an investment in the trust units.

        If there is a loss, damage or destruction of the Trust's physical silver bullion in the custody of the Mint and the Trust does not give timely notice, all claims against the Mint will be deemed waived.

        In the event of loss, damage or destruction of the Trust's physical silver bullion in the Mint's custody, care and control, the Trust must give written notice to the Mint within five Mint business days (a Mint business day means any day other than a Saturday, Sunday or a holiday observed by the Mint) after the discovery by the Trust of any such loss, damage or destruction, but in any event no more than 30 days after the delivery by the Mint to the Trust of an inventory statement in which the discrepancy first appears. If such notice is not given in a timely manner, all claims against the Mint will be deemed to have been waived. In addition, no action, suit or other proceeding to recover any loss or shortage can be brought against the Mint unless timely notice of such loss or shortage has been given and such action, suit or proceeding will have commenced within 12 months from the time a claim is made. The loss of the right to make a claim or of the ability to bring an action, suit or other proceeding against the Mint may mean that any such loss will be non-recoverable, which will have an adverse effect on the value of the net assets of the Trust and the NAV.

        RBC Dexia, the Mint and other service providers engaged by the Trust may not carry adequate insurance to cover claims against them by the Trust.

        Unitholders cannot be assured that RBC Dexia, the Mint or other service providers engaged by the Trust will maintain insurance with respect to the Trust's assets held or the services that such parties provide to the Trust and, if they maintain insurance, that such insurance is sufficient to satisfy any losses incurred by them in respect of their relationship with the Trust. In addition, none of the Trust's service providers are required to include the Trust as a named beneficiary of any such insurance policies that are purchased. Accordingly, the Trust will have to rely on the efforts of the service provider to recover from their insurer compensation for any losses incurred by the Trust in connection with such arrangements.

        All redemptions will be determined using U.S. dollars, which will expose redeeming non-U.S. unitholders to currency risk.

        All redemptions will be determined using U.S. dollars. All redeeming unitholders will receive any cash amount to which the unitholder is entitled in connection with the redemption in U.S. dollars, and will be exposed to the risk that the exchange rate between the U.S. dollar and the other currency in which the unitholder generally operates will result in a lesser redemption amount than the unitholder would have received if the redemption amount had been calculated and delivered in such other currency. In addition, because any cash as a result of the redemption will be delivered in U.S. dollars, the redeeming unitholder may be required to open or maintain an account that can receive deposits of U.S. dollars.

        In the event the Trust's physical silver bullion is lost, damaged, stolen or destroyed, recovery may be limited to the market value of the silver at the time the loss is discovered.

        If there is a loss due to theft, loss, damage, destruction or fraud or otherwise with respect to the Trust's physical silver bullion held by one of the Trust's custodians and such loss is found to be the fault of such custodian, the Trust may not be able to recover more than the market value of the silver at the time the loss is discovered. If the market value of silver increases between the time the loss is discovered and the time the Trust receives payment for its loss and purchases physical silver bullion to replace the losses, less physical silver bullion will be acquired by the Trust and the value of the net assets of the Trust will be negatively affected.

        A redeeming unitholder that suffers loss of, or damage to, its physical silver bullion during delivery from the Mint will not be able to claim damages from the Trust or the Mint.

        If a unitholder exercises its option to redeem trust units for physical silver bullion, the unitholder's physical silver bullion will be transported by an armored transportation service carrier engaged by or on behalf of the redeeming unitholder. Because ownership of the physical silver bullion will transfer to such unitholder at the time the Mint surrenders the physical silver bullion to the armored transportation service carrier, the redeeming unitholder will bear the risk of loss from the moment the armored transportation service carrier takes possession of the physical silver bullion on behalf of such unitholder. In the event of any loss or damage in connection with the delivery of the physical silver bullion after such time, such unitholder will not be able to claim damages from the Trust or the Mint but will need to bring a claim against the armored transportation service carrier.

        Because the Trust primarily invests in physical silver bullion, an investment in the Trust may be more volatile than an investment in a more broadly diversified portfolio.

        The Trust is primarily invested at all times in physical silver bullion. As a result, the Trust's holdings are not diversified. Accordingly, the NAV may be more volatile than another investment vehicle with a more broadly diversified portfolio and may fluctuate substantially over time.

        Under Canadian law, the Trust and unitholders may have limited recourse against the Mint.

        The Mint is a Canadian Crown corporation. A Crown corporation may be sued for breach of contract or for wrongdoing in tort where it has acted on its own behalf or on behalf of the Crown. However, a Crown corporation may be entitled to immunity if it acts as agent of the Crown rather than in its own right and on its own behalf. The Mint has entered into the Silver Storage Agreement relating to the custody of the Trust's physical silver bullion on its own behalf and not on behalf of the Crown; nevertheless, a court may determine that, when acting as custodian of the Trust's physical silver bullion, the Mint acted as agent of the Crown and, accordingly, that the Mint may be entitled to immunity of the Crown. Consequently, the Trust or a unitholder may not be able to recover for any losses incurred as a result of the Mint's acting as custodian of the Trust's physical silver bullion.

        A notice of redemption is irrevocable.

        In order to redeem trust units for cash or silver, a unitholder must provide a notice of redemption to the Trust's transfer agent. Except when redemptions have been suspended by the Manager, once a notice of redemption has been received by the transfer agent, it can no longer be revoked by the unitholder under any circumstances, though it may be rejected by the transfer agent if it does not comply with the requirements for a notice of redemption. See "Business of the Trust — Redemption of Trust Units for Physical Silver Bullion" and "Business of the Trust — Redemption of Trust Units for Cash".

        The Mint may become a private enterprise, in which case its obligations will not constitute the unconditional obligations of the Government of Canada.

        In the past, there has been speculation regarding whether the Government of Canada might privatize the Mint. The Mint will not remain a Crown corporation if the Government of Canada privatizes the Mint. If the Mint were to become a private entity, its obligations would no longer generally constitute unconditional obligations of the Government of Canada and, although it would continue to be responsible for and bear the risk of loss of, and damage to, the Trust's physical silver bullion that is in its custody, there would be no assurance that the Mint would have the resources to satisfy claims of the Trust against the Mint based on a loss of, or damage to, the Trust's physical silver bullion in the custody of the Mint.

        The Trust may terminate and liquidate at a time that is disadvantageous to unitholders.

        If the Trust is required to terminate and liquidate or the Manager determines to terminate and liquidate the Trust, such termination and liquidation could occur at a time which is disadvantageous to unitholders, such as when silver prices are lower than the silver prices at the time when unitholders purchased their trust units. In such a case, when the Trust's physical silver bullion is sold as part of the Trust's liquidation, the resulting proceeds distributed to unitholders will be less than if silver prices were higher at the time of sale. In certain circumstances, the Manager has the ability to terminate the Trust without the consent of unitholders. The Manager's interests may differ from those of the unitholders, and the Manager may terminate the Trust at a time that is not advantageous for the unitholder. See "Business of the Trust — Termination of the Trust" for more information about the termination of the Trust, including when the termination of the Trust may be triggered by events outside the direct control of the Manager, the Trustee or the unitholders.

        The trust units may trade at a price which is at, above or below the NAV, and any discount or premium in the trading price relative to the NAV may widen as a result of non-concurrent trading hours between the COMEX, the NYSE Arca and the TSX.

        Trust units may trade in the market at a premium or discount to the NAV. This risk is separate and distinct from the risk that the NAV may decrease.

        The amount of the discount or premium in the trading price relative to the NAV may be influenced by non-concurrent trading hours between the COMEX division of the New York Mercantile Exchange, which is the U.S. exchange on which silver for physical delivery is traded, and the NYSE Arca and the TSX. Liquidity in the global silver market will be reduced after the close of the COMEX division of the New York Mercantile Exchange at 1:25 p.m. Eastern time. The trust units will trade on the NYSE Arca and the TSX until 4:00 p.m. Eastern time. As a result of reduced liquidity in the global silver market after the close of regular trading hours on the COMEX division of the New York Merchantile Exchange, trading spreads, and the resulting premium or discount to the NAV may widen between 1:25 p.m. Eastern time and 4:00 p.m. Eastern time.

        The Trust may suspend redemptions, which may affect the trading price of the trust units.

        In certain circumstances, the Manager, on behalf of the Trust, may suspend the right of unitholders to request a redemption of their trust units or postpone the date of delivery or payment of the redemption proceeds of the Trust (whether physical silver bullion and/or cash, as the case may be) with the prior approval of Canadian securities regulatory authorities having jurisdiction, where required. Such circumstances include any period during which the Manager determines that conditions exist which render impractical the sale of assets of the Trust or which impair the ability of the Manager to determine the value of the assets of the Trust or the redemption amount for the trust units. See "Business of Trust — Redemption of Trust Units for Physical Silver Bullion" and "Business of the Trust — Redemption of Trust Units for Cash". This may affect the trading price of the trust units at a time when an investor wishes to sell his, her or its trust units on the NYSE Arca or the TSX. Accordingly, trust units may not be an appropriate investment for investors who seek immediate liquidity.

        The market for trust units and the liquidity of trust units may be adversely affected by competition from other methods of investing in silver.

        The Trust competes with other financial vehicles, including traditional debt and equity securities issued by companies in the resource industry and other securities backed by or linked to silver, direct investments in silver and investment vehicles similar to the Trust. Market and financial conditions, and other conditions beyond the Manager's control, may make it more attractive to invest in other financial vehicles or to invest in silver directly, which could limit the market for the trust units and reduce the liquidity of the trust units and, accordingly, the price received for sales of trust units on the NYSE Arca or the TSX.

        The Trust will sell physical silver bullion to provide available funds for its expenses and for any cash redemptions.

        The Trust has retained cash from the net proceeds of its initial public offering in an amount not in excess of 3% of the net proceeds of such offering in order to provide available funds for expenses and any cash redemptions. If the Trust's expenses are higher than estimated, the Trust may need to sell physical silver bullion earlier than anticipated to meet its expenses and any cash redemptions. In addition, from time to time the Trust will sell physical silver bullion to replenish its cash reserve to meet its expenses and any cash redemptions. Such sales may result in a reduction of the NAV and the trading price of the units. There is no limit on the total amount of silver that the Trust may sell in order to pay expenses.

        Unitholders do not have the protections associated with ownership of trust units in an investment company registered under the U.S. Investment Company Act of 1940, as amended or the protections afforded by the Commodity Exchange Act.

        The Trust is not registered as an investment company under the Investment Company Act of 1940, as amended, and is not required to register under such act. Consequently, unitholders do not have the regulatory protections provided to investors in investment companies. The Trust does not and will not hold or trade in commodity futures contracts regulated by the Commodity Exchange Act of 1936, as administered by the U.S. Commodity Futures Trading Commission, (the "CFTC"). Furthermore, the Trust is not a commodity pool for purposes of the Commodity Exchange Act, and none of the Manager, the Trustee or the underwriters is subject to regulation by the CFTC as a commodity pool operator or a commodity trading advisor in connection with the trust units. Consequently, unitholders do not have the regulatory protections provided to investors in Commodity Exchange Act-regulated instruments or commodity pools nor may COMEX or any futures exchange enforce its rules with respect to the Trust's activities. In addition, unitholders do not benefit from the protections afforded to investors in silver futures contracts on regulated futures exchanges.

        The Manager and its affiliates also manage other funds that invest in physical silver bullion and other assets that may be held by the Trust, and conflicts of interest by the Manager or its affiliates may occur.

        The Manager is responsible for the day-to-day business and operation of the Trust and, therefore, exercises significant control over the Trust. The Manager may have different interests than the unitholders and consequently may act in a manner that is not advantageous to unitholders at any particular time.

        The Manager and its general partner, the general partner's directors and officers, and their respective affiliates and associates may engage in the promotion, management or investment management of other accounts, funds or trusts that invest primarily in physical silver bullion. The Manager currently manages 24 mutual funds and hedge funds, of which 10 include physical silver bullion as part of their portfolios. One of these mutual funds, a Canadian public mutual fund called the Sprott Silver Bullion Fund, has an investment objective and strategy to hold physical silver bullion, similar to the Trust. The staff of the Manager may have conflicts in allocating their time and services among the Trust and the other accounts, funds or trusts managed by the Manager.

        The Trust's obligation to reimburse the Trustee, the Manager, the underwriters or certain parties related to them for certain liabilities could adversely affect an investment in the trust units.

        Under certain circumstances, the Trust might be subject to significant indemnification obligations in favor of the Trustee, the Manager, or an underwriter as a result of an offering or certain parties related to them. The Trust does not carry any insurance to cover such potential obligations and, to the Manager's knowledge, none of the foregoing parties are insured for losses for which the Trust has agreed to indemnify them. Any indemnification paid by the Trust would reduce the value of net assets of the Trust and, accordingly, the NAV.

        Unitholders are not entitled to participate in management of the Trust.

        Unitholders are not entitled to participate in the management or control of the Trust or its operations, except to the extent of exercising their right to vote their trust units when applicable. Unitholders do not have any input into the Trust's daily activities.

        The rights of unitholders differ from those of shareholders of a corporation.

        Because the Trust is organized as a trust rather than a corporation, the rights of unitholders are set forth in the Trust Agreement rather than in a corporate statute. This means that unitholders do not have the statutory rights normally associated with the ownership of shares in an Ontario corporation. For example, the Trust is not subject to minimum quorum requirements, is not required to hold annual meetings, and has no officers or directors. Unitholders have the right to vote on matters brought before unitholders in accordance with the Trust Agreement but do not have a right to elect the Manager, though unitholders do have the right to remove the Manager in certain circumstances. In addition, unitholders do not have the right to bring "oppression" or "derivative" suits.

        The investment objective and restrictions of the Trust and the attributes of a particular class or series of a class of trust units may be changed by way of an extraordinary resolution of all unitholders and unitholders of such class or series of a class of trust units, respectively.

        The investment objective and restrictions of the Trust and the attributes of a particular class or series of a class of trust units may be changed with the approval, in person or by proxy, of all unitholders and unitholders holding trust units of that class or series of a class, as the case may be, representing in aggregate not less than 66 2/3% of the value of the net assets of the Trust or that class or series of a class of the Trust, respectively, as determined in accordance with the Trust Agreement, at a duly constituted meeting of unitholders, or at any adjournment thereof, called and held in accordance with the Trust Agreement, or a written resolution signed by unitholders holding trust units representing in aggregate not less than 66 2/3% of the value of the net assets of the Trust or of that class or series of a class of the Trust, as determined in accordance with the Trust Agreement. Such changes to the investment objective or restrictions of the Trust or the attributes of the trust units may be more favorable or less favorable to you than the investment objective or restrictions of the Trust or the attributes of the trust units, as the case may be, as described in this prospectus. The value of the trust units sold hereby may decrease as a result of such changes.

        Substantial redemptions of trust units may affect the liquidity and trading price of trust units and increase the pro rata expenses per trust unit.

        Substantial redemptions of trust units could result in a decrease in the trading liquidity of the trust units and increase the amount of Trust expenses allocated to each remaining trust unit. Such increased expenses may reduce the value of the net assets of the Trust, the NAV and the trading price of the trust units.

        Fluctuation in foreign exchange rates may have an adverse effect on the Trust and on the trading price of the trust units.

        The Trust maintains its accounting records, purchases silver and reports its financial position and results in U.S. dollars. Because certain of the Trust's expenses are paid in Canadian dollars, an increase in the value of the Canadian dollar would increase the reported expenses of the Trust that are payable in Canadian dollars, which could result in the Trust being required to sell more physical silver bullion to pay its expenses. Further, such appreciation could adversely affect the Trust's reported financial results, which may have an adverse effect on the trading price of the trust units.

        The Trust expects to be a passive foreign investment company, which may have adverse U.S. federal income tax consequences to U.S. Holders who do not make certain elections.

        Based on its method of operation, the Trust expects to be treated as a passive foreign investment company, (a "PFIC"), for U.S. federal income tax purposes. Therefore, a U.S. Holder (as defined below) of the trust units that does not make a QEF election or a mark-to-market election with respect to the trust units generally will be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of the trust units as if the excess distribution or gain had been recognized ratably over the U.S. Holder's holding period for the trust units. A U.S. Holder generally may mitigate these U.S. federal income tax consequences by making a QEF election, or, to a lesser extent, a mark-to-market election. See "Material Tax Considerations — Material U.S. Federal Income Tax Considerations" for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. Holders arising from the Trust's status as a PFIC and the procedures for making a QEF election or a mark-to-market election.

        A U.S. Holder that makes a QEF election with respect to his, her or its trust units may be required to include amounts in income for U.S. federal income tax purposes if any holder redeems trust units for cash or physical silver bullion.

        As noted below and described in detail under "Material Tax Considerations — Material U.S. Federal Income Tax Considerations", a U.S. Holder generally may mitigate the U.S. federal income tax consequences under the PFIC rules of holding trust units of the Trust by making a QEF election. A U.S. Holder that makes a QEF election must report each year for U.S. federal income tax purposes his, her or its pro rata share of the Trust's ordinary earnings and the Trust's net capital gain, if any, regardless of whether or not distributions were received from the Trust by the U.S. Holder. If any holder redeems trust units for physical silver bullion (regardless of whether the holder requesting redemption is a U.S. Holder or has made a QEF election), the Trust will be treated as if it sold the physical silver bullion for its fair market value. As a result, all the U.S. Holders who have made a QEF election will be required to currently include in their income their pro rata share of the Trust's gain from such deemed disposition (which generally will be taxable to non-corporate U.S. Holders at a maximum rate of 28% under current law if the Trust has held the physical silver bullion for more than one year), even though such deemed disposition is not attributable to any action on their part. If any holder redeems trust units for cash and the Trust sells physical silver bullion to fund the redemption (regardless of whether the holder requesting redemption is a U.S. Holder or has made a QEF election), all the U.S. Holders who have made a QEF election similarly will include in their income their pro rata share of the Trust's gain from the sale of the physical silver bullion, which will be taxable as described above, even though the Trust's sale of physical silver bullion is not attributable to any action on their part. See "Material Tax Considerations — Material U.S. Federal Income Tax Considerations — U.S. federal Income Taxation of U.S. Holders — Taxation of U.S. Holders Making a Timely QEF Election."

        Unitholders may be liable for obligations of the Trust to the extent the Trust's obligations are not satisfied out of the Trust's assets.

        The Trust Agreement provides that no unitholder will be subject to any liability whatsoever, in tort, contract or otherwise, to any person in connection with the investment obligations, affairs or assets of the Trust and all such persons will look solely to the Trust's assets for satisfaction of claims of any nature arising out of or in connection therewith. Also, under the Trust Beneficiaries' Liability Act, 2004 (Ontario), holders of trust units of a trust governed by the laws of the Province of Ontario that is a reporting issuer under the Securities Act (Ontario) (as the Trust is) are not, as beneficiaries, liable for any act, default, obligation or liability of the trust. Notwithstanding the above, there is a risk that a unitholder could be held personally liable for obligations of the Trust to the extent that claims are not satisfied out of the assets of the Trust if a court finds (i) that Ontario law does not govern the ability of a third party to make a claim against a beneficiary of a trust and that the applicable governing law permits such a claim, or (ii) that the unitholder was acting in a capacity other than as a beneficiary of the trust. In the event that a unitholder should be required to satisfy any obligation of the Trust, under the Trust Agreement, such unitholder will be entitled to reimbursement from any available assets of the Trust.

        Canadian registered plans that redeem their trust units for physical silver bullion may be subject to adverse consequences.

        Physical silver bullion received by a Canadian registered plan, such as a registered retirement savings plan, on a redemption of trust units for physical silver bullion will not be a qualified investment for such plan. Accordingly, such plans (and in the case of certain plans, the annuitants or beneficiaries thereunder or holders thereof) may be subject to adverse Canadian tax consequences including, in the case of registered education savings plans, revocation of such plans.

        If the Trust ceases to qualify as a mutual fund trust for Canadian income tax purposes, it or the unitholders could become subject to material adverse consequences.

        In order to qualify as a mutual fund under the Tax Act, the Trust must comply with various requirements contained in the Tax Act, including (in many or most circumstances) requirements to hold substantially all its property in assets (such as physical silver bullion and cash) that are not "taxable Canadian property," and to restrict its undertaking to the investing of its funds. See "Material Tax Considerations — Canadian Federal Income Tax Considerations — Qualification as a Mutual Fund Trust." If the Trust were to cease to qualify as a mutual fund (whether as a result of a change of law or administrative practice, or due to its failure to comply with the current Canadian requirements for qualification as a mutual fund trust), it may experience various potential adverse consequences, including being subject to a deemed realization of its assets for their fair market value every 21 years, becoming subject to a requirement to withhold tax on distributions made to non-resident unitholders of any capital gains realized from the dispositions of physical silver bullion and the trust units not qualifying for investment by Canadian registered plans and the trust units ceasing to qualify as "Canadian Securities" for the purposes of the election provided in subsection 39(4) of the Tax Act.

        If the Trust were to carry on a business in Canada in a taxation year or acquire securities that were "non-portfolio properties," it could become subject to tax at full corporate tax rates on some or all of its income for that year.

        The Manager anticipates that the Trust will make sufficient distributions in each year of any income (including taxable capital gains) realized by the Trust for Canadian tax purposes in the year so as to ensure that it will not be subject to Canadian income tax on such income. Such income generally will become subject to Canadian income tax at full corporate rates if the Trust becomes a specified investment flow-through (a "SIFT, trust"), even if distributed in full. If the Trust, contrary to its investment restrictions, were to carry on a business in Canada in a taxation year and use its property in the course of any such business, or acquire securities that were "non-portfolio properties," it could become a SIFT trust. The activities of the Trust, as described in this prospectus, are intended to avoid having the Trust characterized as a SIFT trust. The Canada Revenue Agency

("CRA") may take a different (and adverse) view of this issue and characterize the Trust as a SIFT trust. If the Trust were a SIFT trust for a taxation year of the Trust, it would effectively be taxed similarly to a corporation on income and capital gains in respect of such non-portfolio properties at a combined federal/provincial tax rate comparable to rates that apply to income earned and distributed by Canadian corporations. Distributions of such income received by unitholders would be treated as dividends from a taxable Canadian corporation. See "Material Tax Considerations — Canadian Federal Income Tax Considerations — SIFT Trust Rules."

        If the Trust treats distributed gains as being on capital account and CRA later determines that the gains were on income account, then Canadian withholding taxes would apply to the extent that the Trust has distributed the gains to non-resident unitholders and Canadian resident unitholders could be reassessed to increase their taxable income. Any taxes borne by the Trust itself would reduce the NAV and the trading prices of the trust units.

        The Manager anticipates that the Trust generally will treat gains (or losses) as a result of dispositions of physical silver bullion as capital gains (or capital losses), although depending on the circumstances, it may instead include (or deduct) the full amount of such gains in computing its income. See "Material Tax Considerations — Canadian Federal Income Tax Considerations — Canadian Taxation of the Trust." If any transactions of the Trust are reported by it on capital account but are subsequently determined by the CRA to be on income account, there may be an increase in the net income of the Trust for tax purposes and the taxable component of redemption proceeds (or any other amounts) distributed to unitholders, with the result that Canadian-resident unitholders could be reassessed by the CRA to increase their taxable income by the amount of such increase, and non-resident unitholders potentially could be assessed directly by the CRA for Canadian withholding tax on the amount of net gains on such transactions that were treated by the CRA having been distributed to them. The CRA can assess the Trust for a failure of the Trust to withhold tax on distributions made by it to non-resident unitholders that are subject to withholding tax, and typically would do so rather than assessing the non-resident unitholders directly. Accordingly, any such re-determination by the CRA may result in the Trust being liable for unremitted withholding taxes on prior distributions made to unitholders who were not resident in Canada for the purposes of the Tax Act at the time of the distribution. See "Material Tax Considerations — Canadian Taxation of Unitholders — Unitholders Not Resident in Canada." As the Trust may not be able to recover such withholding taxes from the non-resident unitholders whose trust units were redeemed, payment of any such amounts by the Trust would reduce the NAV and the trading prices of the trust units.

        A unitholder may be unable to bring actions or enforce judgments against the Trust, the Trustee, the Manager, the Manager's general partner or any of their officers and directors under U.S. federal securities laws in Canada or to serve process on any of them in the United States.

        Each of the Trust, the Trustee, the Manager, and the Manager's general partner is organized under the laws of the Province of Ontario, Canada, and all of their executive offices and administrative activities and assets are located outside the United States. In addition, the directors and officers of the Trustee and the Manager's general partner are residents of jurisdictions other than the United States and all or a substantial portion of the assets of those persons are or may be located outside the United States. As a result, a unitholder may be unable to serve legal process within the United States upon any of the Trust, the Trustee, the Manager or the Manager's general partner or any of their directors or officers, as applicable, or enforce against them in the appropriate Canadian courts judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States, or bring an original action in the appropriate Canadian courts to enforce liabilities against the Trust, the Trustee, the Manager, the Manager's general partner or any of their directors or officers, as applicable, based upon the U.S. federal securities laws.

 USE OF PROCEEDS

        Unless otherwise specified in a prospectus supplement, the net proceeds that the Trust will receive from the issue of its trust units will be used to acquire physical silver bullion in accordance with the Trust's objective and subject to the Trust's investment and operating restrictions described herein. See: "Business of the Trust — Investment Objectives of the Trust" and "Investment and Operating Restrictions".

DESCRIPTION OF THE TRUST UNITS

        The Trust is authorized to issue an unlimited number of trust units in one or more classes and series of a class. Currently, the Trust has issued only one class or series of trust units, which is the class of trust units that will be qualified by this prospectus. Each trust unit of a class or series of a class represents an undivided ownership interest in the net assets of the Trust attributable to that class or series of a class of trust units. Trust units are transferable and redeemable at the option of the unitholder in accordance with the provisions set forth in the Trust Agreement. All trust units of the same class or series of a class have equal rights and privileges with respect to all matters, including voting, receipt of distributions from the Trust, liquidation and other events in connection with the Trust. Trust units and fractions thereof are issued only as fully paid and non-assessable. Trust units have no preference, conversion, exchange or pre-emptive rights. Each whole trust unit of a particular class or series of a class entitles the holder thereof to a vote at meetings of unitholders where all classes vote together, or to a vote at meetings of unitholders where that particular class or series of a class of unitholders votes separately as a class.

        The Trust may not issue trust units except (i) if the net proceeds per trust unit to be received by the Trust are not less than 100% of the most recently calculated NAV immediately prior to, or upon, the determination of the pricing of such issuance or (ii) by way of trust unit distribution in connection with an income distribution.

PRIOR SALES

        The Trust closed its initial public offering on November 3, 2010 with the issuance of 57,500,000 trust units (which includes the exercise by the underwriters of their entire over-allotment of 7,500,000 trust units) at a price of $10.00 per trust unit.

 MARKET PRICE OF TRUST UNITS

        The trust units are traded on NYSE Arca and TSX under the symbol "PSLV" and "PHS.U", respectively. The following table sets forth the high and low closing prices and monthly trading volume for the trust units since October 29, 2010, when our trust units began trading on NYSE Arca and TSX. The trust units traded on an "if, as and when" basis from October 29, 2010 until November 2, 2010. Regular trading commenced on November 3, 2010 upon closing of the Trust's initial public offering.

	NYSE ARCA ($)			TSX (Cdn$)
Calendar Period	High	Low	Average Volume	High	Low	Average Volume

November 2010	$12.15	$10.05	457,064	$12.14	$10.06	174,813

December 2010	$14.07	$11.81	197,540	$14.07	$11.60	112,120

January 2011	$14.25	$11.54	212,572	$13.73	$11.50	103,238

February 2011	$15.61	$12.50	266,127	$15.64	$12.50	108,642

March 2011	$18.20	$14.87	249,147	$18.21	$14.85	145,843

April 2011	$22.96	$17.26	275,506	$22.99	$17.25	172,808

May 2011	$21.48	$14.90	455,388	$21.50	$14.92	157,812

June 2011	$17.77	$15.08	136,369	$17.72	$15.07	39,851

July 2011	$19.36	$15.35	183,785	$19.37	$15.85	61,672

August 2011	$20.46	$16.51	273,801	$20.47	$16.56	94,528

September 2011	$20.30	$13.25	269,438	$20.30	$13.21	85,618

October 2011	$16.22	$13.36	162,567.76	$16.24	$13.42	43,645

November 1 to 24, 2011(1)	$16.16	$13.56	122,350.41	$16.20	$13.60	40,449

(1)
The data relating to the NYSE Area covers only the period from November 1 to 23, 2011, being the last trading day on such exchange prior to the date hereof.

PLAN OF DISTRIBUTION

        The Trust may sell the trust units to or through underwriters or dealers purchasing as principals to one or more purchasers directly, or through agents designated from time to time by the Manager on behalf of the Trust. Subject to the provisions of the Trust Agreement pursuant to which the Trust was established, the trust units may be sold at fixed prices or non-fixed prices, such as prices determined by reference to the prevailing market price of the trust units at the time of sale or at prices to be negotiated with purchasers, which prices may vary between purchasers and during the period of distribution of the trust units. The prospectus supplement for any of the trust units being offered thereby will set forth the terms of the offering of such trust units, including the name or names of underwriters, dealers or agents, any underwriting discounts and other items constituting underwriters' compensation, any public offering price and any discounts or concessions allowed or paid to dealers or agents. Only underwriters so named in the relevant prospectus supplement will be deemed to be underwriters in connection with the trust units offered thereby.

        If underwriters are used in connection with an offering, the trust units will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase such trust units will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the trust units offered by the prospectus supplement if any of such trust units are purchased. Any public offering price and any discounts or concessions allowed or paid to dealers may be changed from time to time.

        In connection with an offering, the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions intended to fix or stabilize the market price of the trust units at a level above that which might otherwise prevail in the open market. An over-allotment, if any, involves sales in excess of the offering size, which creates a short position. Stabilizing transactions involve bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. These transactions may cause the price of the trust units sold in an offering to be higher then they would otherwise be. The size of the over-allotment, if any, is not known at this time. Such transactions, if commenced, may be discontinued at any time.

        The trust units may also be sold directly by the Trust at such prices and upon such terms as are agreed to by the Manager, on behalf of the Trust, and the purchaser or through agents designated by the Manager on behalf of the Trust from time to time. Any agent involved in the offering and sale of the trust units in respect of which this prospectus is delivered will be named, and any commissions payable by the Trust to such agent will be set forth, in a prospectus supplement. Unless otherwise indicated in the prospectus supplement, any agent would be acting on a best efforts basis for the period of its appointment.

        Underwriters, dealers and agents who participate in the distribution of the trust units may be entitled, under agreements to be entered into with the Trust, to indemnification by the Trust against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof.

        Pursuant to Rule 5110 of the Financial Regulatory Authority Inc. ("FINRA"), the aggregate value of all items of compensation to be received by participating FINRA members in connection with any offering of trust units in the United States shall not exceed 8% of the gross offering proceeds, as calculated in accordance with FINRA Rule 5110.

MATERIAL TAX CONSIDERATIONS

Material U.S. Federal Income Tax Considerations

        In the opinion of Seward & Kissel LLP, the Trust's U.S. counsel, the following are the material U.S. federal income tax consequences to U.S. Holders of the ownership and disposition of trust units. This discussion does not purport to deal with the tax consequences of owning trust units to all categories of investors, some of which, such as dealers in securities, regulated investment companies, tax-exempt organizations, investors whose functional currency is not the U.S. dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of the trust units, may be subject to special rules. This discussion does not address U.S. state or local tax, U.S. federal estate or gift tax or foreign tax consequences of the ownership and disposition of trust units. This discussion deals only with holders who purchase trust units in connection with an offering and hold the trust units as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of trust units.

        The following discussion of U.S. federal income tax matters is based on the U.S. Internal Revenue Code of 1986, as amended, (the "Code"), judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury, all of which are subject to change, possibly with retroactive effect.

U.S. Federal Income Tax Classification of the Trust

        The Trust has filed an affirmative election with the Internal Revenue Service ("IRS"), to be classified as an association taxable as a corporation for U.S. federal income tax purposes.

U.S. Federal Income Taxation of U.S. Holders

        As used herein, the term "U.S. Holder" means a beneficial owner of trust units that is a U.S. citizen or resident for U.S. income tax purposes, a U.S. corporation or other U.S. entity taxable as a corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

        If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds the trust units, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. However, a U.S. person that is an individual, trust or estate and that owns trust units through a partnership generally will be eligible for the reduced rates of taxation described below that are applicable to U.S. Individual Holders. If you are a partner in a partnership holding the trust units, we suggest that you consult your tax advisor.

Distributions

        As discussed under the section entitled "Distribution Policy" in the AIF, the Trust does not anticipate making regular cash distributions to unitholders. Subject to the PFIC discussion below, any distributions made by the Trust with respect to the trust units to a U.S. Holder will generally constitute dividends, which will generally be taxable as ordinary income to the extent of the Trust's current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of the Trust's earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in his, her or its trust units on a dollar-for-dollar basis and thereafter as gain from the disposition of trust units. Since the Trust will be a PFIC, as described below, dividends paid on the trust units to a U.S. Holder who is an individual, trust or estate, or a U.S. Individual Holder, will generally not be treated as "qualified dividend income" that is taxable to U.S. Individual Holders at preferential tax rates (currently through taxable years ended on or before December 31, 2012). Any dividends generally will be treated as foreign-source income for U.S. foreign tax credit limitation purposes.

Redemption of Trust Units

        As described under "Business of Trust — Redemption of Trust Units for Physical Silver Bullion" and "Business of Trust — Redemption of Trust Units for Cash" a U.S. Holder may have trust units redeemed for cash or physical silver bullion. Under Section 302 of the Code, a U.S. Holder generally will be treated as having sold his, her or its trust units (rather than having received a distribution on the trust units) upon the redemption of trust units if the redemption completely terminates or significantly reduces the U.S. Holder's interest in the Trust. In such case, the redemption will be treated as described in the relevant section below depending on whether the U.S. Holder makes a QEF election, a mark-to-market election or makes no election and therefore is subject to the Default PFIC Regime (as defined below).

Passive Foreign Investment Company Status and Significant Tax Consequences

        Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a PFIC for U.S. federal income tax purposes. In general, the Trust will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such U.S. Holder held the trust units, either:

  •
  at least 75% of the Trust's gross income for such taxable year consists of passive income; or

  •
  at least 50% of the average value of the assets held by the Trust during such taxable year produce, or are held for the production of, passive income.

        For purposes of these tests, "passive income" includes dividends, interest, and gains from the sale or exchange of investment property (including commodities). The income that the Trust derives from its sales of physical silver bullion is expected to be treated as passive income for this purpose. Since substantially all of the Trust's assets will consist of physical silver bullion and the Trust expects to derive substantially all of its income from the sales of physical silver bullion, it is expected the Trust will be treated as a PFIC for each of its taxable years.

        Assuming the Trust is a PFIC, a U.S. Holder will be subject to different taxation rules depending on whether the U.S. Holder (1) makes an election to treat the Trust as a QEF, which is referred to as a QEF election, (2) makes a mark-to-market election with respect to the trust units, or (3) makes no election and therefore is subject to the Default PFIC Regime (as defined below). As discussed in detail below, making a QEF election or a mark-to-market election generally will mitigate the otherwise adverse U.S. federal income tax consequences under the Default PFIC Regime. However, the mark-to-market election may not be as favorable as the QEF election because a U.S. Holder generally will recognize income each year attributable to any appreciation in the U.S. Holder's trust units without a corresponding distribution of cash or other property.

        Assuming that the Trust is a PFIC, for taxable years beginning on or after March 18, 2010, a U.S. Holder is required to file an annual report with IRS reporting his, her or its investment in the Trust.

Taxation of U.S. Holders Making a Timely QEF Election

        Making the Election.    A U.S. Holder would make a QEF election with respect to any year that the Trust is a PFIC by filing IRS Form 8621 with his, her or its U.S. federal income tax return. The Trust intends to annually provide each U.S. Holder with all necessary information in order to make and maintain a QEF election. A U.S. Holder who makes a QEF election for the first taxable year in which he, she or it owns trust units, or an Electing Holder, will not be subject to the Default PFIC Regime for any taxable year. We will refer to an Electing Holder that is a U.S. Individual Holder as a Non-Corporate Electing Holder. A U.S. Holder who does not make a timely QEF election would be subject to the Default PFIC Regime for taxable years during his, her or its holding period in which a QEF election was not in effect, unless such U.S. Holder makes a special "purging" election. A U.S. Holder who does not make a timely QEF election is encouraged to consult such U.S. Holder's tax advisor regarding the availability of such purging election.

        Current Taxation and Dividends.    An Electing Holder must report each year for U.S. federal income tax purposes his, her or its pro rata share of the Trust's ordinary earnings and the Trust's net capital gain, if any, for the Trust's taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from the Trust by the Electing Holder. A Non-Corporate Electing Holder's pro rata share of the Trust's net capital gain generally will be taxable at a maximum rate of 28% under current law to the extent attributable to sales of physical silver bullion by the Trust if the Trust has held the silver bullion for more than one year. Otherwise such gain generally will be treated as ordinary income.

        If any holder redeems his, her or its trust units for physical silver bullion (regardless of whether the holder requesting redemption is a U.S. Holder or an Electing Holder), the Trust will be treated as if it sold physical silver bullion for its fair market value in order to redeem the holder's trust units. As a result, any Electing Holder will be required to currently include in income his, her or its pro rata share of the Trust's gain from such deemed disposition (taxable to a Non-Corporate Electing Holder at a maximum rate of 28% under current law if the Trust has held the physical silver bullion for more than one year) even though the deemed disposition by the Trust is not attributable to any action on the Electing Holder's part. If any holder redeems trust units for cash and the Trust sells physical silver bullion to fund the redemption (regardless of whether the holder requesting redemption is a U.S. Holder or an Electing Holder), an Electing Holder similarly will include in income his, her or its pro rata share of the Trust's gain from the sale of the physical silver bullion, which will be taxable as described above even though the Trust's sale of physical silver bullion is not attributable to any action on the Electing Holder's part. An Electing Holder's adjusted tax basis in the trust units will be increased to reflect any amounts currently included in income under the QEF rules. Distributions of earnings and profits that had been previously included in income will result in a corresponding reduction in the adjusted tax basis in the trust units and will not be taxed again once distributed. Any other distributions generally will be treated as discussed above under "Material Tax Considerations — U.S. Federal Income Tax Considerations — U.S. Federal Income Taxation of U.S. Holders — Distributions."

        Income inclusions under the QEF rules described above generally should be treated as foreign-source income for U.S. foreign tax credit limitation purposes, but Electing Holders should consult their tax advisors in this regard.

        Sale, Exchange or Other Disposition.    An Electing Holder will generally recognize capital gain or loss on the sale, exchange, or other disposition of the trust units in an amount equal to the excess of the amount realized on such disposition over the Electing Holder's adjusted tax basis in the trust units. Such gain or loss will be treated as a long-term capital gain or loss if the Electing Holder's holding period in the trust units is greater than one year at the time of the sale, exchange or other disposition. Long-term capital gains of U.S. Individual Holders currently are taxable at a maximum rate of 15% (scheduled to increase to 20% for taxable years beginning after December 31, 2012). An Electing Holder's ability to deduct capital losses is subject to certain limitations. Any gain or loss generally will be treated as U.S.-source gain or loss for U.S. foreign tax credit limitation purposes.

        An Electing Holder that redeems his, her or its trust units will be required to currently include in income his, her or its pro rata share of the Trust's gain from the deemed or actual disposition of physical silver bullion, as described above, which will be taxable to a Non-Corporate Electing Holder at a maximum rate of 28% under current law if the Trust has held the physical silver bullion for more than one year. The Electing Holder's adjusted tax basis in the trust units will be increased to reflect such gain that is included in income. The Electing Holder will further recognize capital gain or loss on the redemption in an amount equal to the excess of the fair market value of the physical silver bullion or cash received upon redemption over the Electing Holder's adjusted tax basis in the trust units. Such gain or loss will be treated as described in the preceding paragraph.

Taxation of U.S. Holders Making a Mark-to-Market Election

        Making the Election.    Alternatively, if, as is anticipated, the trust units are treated as "marketable stock", a U.S. Holder would be allowed to make a mark-to-market election with respect to the trust units, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. The trust units will be treated as marketable stock for this purpose if they are regularly traded on a qualified exchange or other market. The trust units will be regularly traded on a qualified exchange or other market for any calendar year during which they are traded (other than in de minimis quantities) on at least 15 days during each calendar quarter. A qualified exchange or other market means either a U.S. national securities exchange that is registered with the SEC, the NASDAQ, or a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located and which satisfies certain regulatory and other requirements. The Trust believes that both the TSX and the NYSE Arca should be treated as a qualified exchange or other market for this purpose.

        Current Taxation and Dividends.    If the mark-to-market election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the trust units at the end of the taxable year over such U.S. Holder's adjusted tax basis in the trust units. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder's adjusted tax basis in the trust units over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Any income inclusion or loss under the preceding rules should be treated as gain or loss from the sale of trust units for purposes of determining the source of the income or loss. Accordingly, any such gain or loss generally should be treated as U.S.-source income or loss for U.S. foreign tax credit limitation purposes. A U.S. Holder's tax basis in his, her or its trust units would be adjusted to reflect any such income or loss amount. Distributions by the Trust to a U.S. Holder who has made a mark-to-market election generally will be treated as discussed above under "Material Tax Considerations — Material U.S. Federal Income Tax Considerations — U.S. Federal Income Taxation of U.S. Holders — Distributions."

        Sale, Exchange or Other Disposition.    Gain realized on the sale, exchange, redemption or other disposition of the trust units would be treated as ordinary income, and any loss realized on the sale, exchange, redemption or other disposition of the trust units would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder. Any loss in excess of such previous inclusions would be treated as a capital loss by the U.S. Holder. A U.S. Holder's ability to deduct capital losses is subject to certain limitations. Any such gain or loss generally should be treated as U.S.-source income or loss for U.S. foreign tax credit limitation purposes.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

        Finally, a U.S. Holder who does not make either a QEF election or a mark-to-market election for that year, or a Non-Electing Holder, would be subject to special rules (the "Default PFIC Regime"), with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on the trust units in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the trust units), and (2) any gain realized on the sale, exchange, redemption or other disposition of the trust units.

        Under the Default PFIC Regime:

  •
  the excess distribution or gain would be allocated ratably over the Non-Electing Holder's aggregate holding period for the trust units;

  •
  the amount allocated to the current taxable year and any taxable year before the Trust became a PFIC would be taxed as ordinary income; and

  •
  the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

        Any distributions other than "excess distributions," by the Trust to a Non-Electing Holder will be treated as discussed above under "Material Tax Considerations — Material U.S. Federal Income Tax Considerations — U.S. Federal Income Taxation of U.S. Holders — Distributions."

        These penalties would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of the trust units. If a Non-Electing Holder who is an individual dies while owning the trust units, such Non-Electing Holder's successor generally would not receive a step-up in tax basis with respect to the trust units.

Foreign Taxes

        Distributions, if any, by the Trust may be subject to Canadian withholding taxes as discussed under "Material Tax Considerations — Canadian Federal Income Tax Considerations — Canadian Taxation of Unitholders — Unitholders Not Resident in Canada." A U.S. Holder may elect to either treat such taxes as a credit against U.S. federal income taxes, subject to certain limitations, or deduct his, her or its share of such taxes in computing such U.S. Holder's U.S. federal taxable income. No deduction for foreign taxes may be claimed by an individual who does not itemize deductions.

Tax on Net Investment Income for Taxable Years Beginning After December 31, 2012

        The Health Care Reform and Education Reconciliation Act of 2010 requires certain U.S. Holders who are individuals to pay a 3.8% tax on the lesser of the excess of their modified adjusted gross income over a threshold amount ($250,000 for married persons filing jointly and $200,000 for single taxpayers) or their "net investment income", which generally includes dividends and capital gains for the disposition of property, for tax years beginning after December 31, 2012. This tax is in addition to any income taxes due on such investment income. A similar tax will apply to estates and trusts. U.S. Holders should consult their own tax advisers regarding the effect, if any, this law may have on their investment in the trust units.

Backup Withholding and Information Reporting

        Payments made within the United States, or by a U.S. payor or U.S. middleman, of dividends on, or proceeds arising from the sale or other taxable disposition of, trust units generally will be subject to information reporting and backup withholding, currently at the rate of 28%, if a U.S. Holder fails to furnish its correct U.S. taxpayer identification number (generally on IRS Form W-9), and to make certain certifications, or otherwise fails to establish an exemption. Backup withholding tax is not an additional tax. Rather, a U.S. Holder generally may obtain a refund of any amounts withheld under backup withholding rules that exceed his, her, or its income tax liability by filing a refund claim with the IRS.

        U.S. Holders may be subject to certain IRS filing requirements as a result of holding trust units. For example, a U.S. person who transfers property (including cash) to a foreign corporation in exchange for stock in the corporation is in some cases required to file an information return on IRS Form 926 with the IRS with respect to such transfer. Accordingly, a U.S. Holder may be required to file Form 926 with respect to its acquisition of trust units in an offering. U.S. Holders also may be required to file Form TD F 90-22.1 (Report of Foreign Bank and Financial Accounts) with respect to their investment in the Trust or make other informational filings with the U.S. Treasury Department or the IRS, including pursuant to Section 6038D of the Code if the trust units constitute "specified foreign financial assets" within the meaning of Section 6038D. U.S. Holders should consult their own tax advisors with respect to any applicable filing requirements.

Canadian Federal Income Tax Considerations

        In the opinion of Heenan Blaikie LLP, Canadian counsel to the Trust, the following is, as of the date hereof, a general description of the principal Canadian federal income tax considerations generally applicable under the Tax Act to the acquisition, holding and disposition of trust units acquired pursuant to this prospectus. This description is generally applicable to a unitholder who deals at arm's length and is not affiliated with the Trust and holds trust units as capital property. Trust units will generally be considered capital property to a unitholder unless the unitholder holds the trust units in the course of carrying on a business of trading or dealing in securities or has acquired the trust units in a transaction or transactions considered to be an adventure in the nature of trade. Canadian-resident unitholders who are not traders or dealers in securities and who might not otherwise be considered to hold their trust units as capital property may be entitled to have their trust units (and every other "Canadian security" owned by them in that taxation year or any subsequent taxation year) treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Such unitholders should consult their own tax advisors regarding the availability and appropriateness of making this election having regard to their particular circumstances and the anticipated commodity holdings of the Trust.

        This description is not applicable to a unitholder that is a "financial institution", that is a "specified financial institution" or that has elected to determine its Canadian tax results in accordance with the "functional currency" rules, or to an interest in which is a "tax shelter investment" (as all such terms are defined in the Tax Act). In addition, this summary does not address the deductibility of interest by a unitholder who has borrowed to acquire trust units. All such unitholders should consult with their own tax advisors.

        This description is also based on the assumption (discussed below under "Material Tax Considerations — Canadian Federal Income Tax Considerations — SIFT Trust Rules") that the Trust will at no time be a "SIFT trust" as defined in the Tax Act.

        This description is based on the current provisions of the Tax Act, the regulations thereunder, all specific proposals to amend the Tax Act and the regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals"), and Canadian counsel's understanding of the current administrative and assessing policies of the CRA. There can be no assurance that the Tax Proposals will be implemented in their current form or at all, nor can there be any assurance that the CRA will not change its administrative or assessing practices. This description further assumes that the Trust will comply with the Trust Agreement and that the Manager and the Trust will comply with a certificate issued to Canadian counsel regarding certain factual matters. Except for the Tax Proposals, this description does not otherwise take into account or anticipate any change in the law, whether by legislative, governmental or judicial decision or action, which may affect adversely any income tax consequences described herein, and does not take into account provincial, territorial or foreign tax considerations, which may differ significantly from those described herein.

        This description is not exhaustive of all possible Canadian federal tax considerations applicable to an investment in trust units. Moreover, the income and other tax consequences of acquiring, holding or disposing of trust units will vary depending on a taxpayer's particular circumstances. Accordingly, this summary is of a general nature only and is not intended to constitute legal or tax advice to any prospective purchaser of trust units. Prospective purchasers of trust units should consult with their own tax advisors about tax consequences of an investment in trust units based on their particular circumstances.

        For the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of trust units (including distributions, adjusted cost base and proceeds of disposition), or transactions of the Trust, must be expressed in Canadian dollars. Amounts denominated in United States dollars must be converted into Canadian dollars using the rate of exchange quoted by the Bank of Canada at noon on the day on which the amount first arose or such other rate of exchange as is acceptable to the CRA.

Qualification as a Mutual Fund Trust

        This description is based on the assumptions that the Trust will qualify at all times as a "unit trust" and a "mutual fund trust" within the meaning of the Tax Act and that the Trust will validly elect under the Tax Act to be a mutual fund trust from the date it was established. The Manager has advised Canadian counsel that it expects that the Trust will meet the requirements necessary for it to qualify as a mutual fund trust no later than the closing of an offering and at all times thereafter.

        One of the conditions to qualify as a mutual fund trust for the purposes of the Tax Act is that the Trust has not been established or maintained primarily for the benefit of non-residents unless, at all times, all or substantially all of the Trust's property consists of property other than "taxable Canadian property" (or if certain Tax Proposals released on September 16, 2004 are enacted as proposed, "taxable Canadian property" within the meaning of the Tax Act and certain other types of "specified property"). Physical silver bullion is not "taxable Canadian property" or "specified property." Accordingly, based on the investment objectives and investment restrictions, the Trust should not hold any such property.

        In addition, to qualify as a mutual fund trust: (i) the Trust must be a Canadian resident "unit trust" for purposes of the Tax Act; (ii) the only undertaking of the Trust must be (a) the investing of its funds in property (other than real property or interests in real property), or (b) the acquiring, holding, maintaining, improving, leasing or managing of any real property (or interest in real property) that is capital property of the Trust, or (c) any combination of the activities described in (a) and (b); and (iii) the Trust must comply with certain minimum requirements regarding the ownership and dispersal of trust units (the "minimum distribution requirements"). In this connection, the Manager has advised counsel that it intends to cause the Trust to qualify as a unit trust throughout the life of the Trust; that the Trust's undertaking conforms with the restrictions for mutual fund trusts; and that it has no reason to believe at the date hereof that the Trust will not comply with the minimum distribution requirements at all material times.

        If the Trust were not to qualify as a mutual fund trust at all times, the income tax considerations described in this description and under "Eligibility Under the Tax Act for Investment by Canadian Exempt Plans" would, in some respects, be materially and adversely different.

Canadian Taxation of the Trust

        Each taxation year of the Trust will end on December 31. In each taxation year, the Trust will be subject to tax under Part I of the Tax Act on any income for the year, including net realized taxable capital gains, less the portion thereof that it deducts in respect of the amounts paid or payable in the year to unitholders. An amount will be considered to be payable to a unitholder in a taxation year if it is paid to the unitholder in the year by the Trust or if the unitholder is entitled in that year to enforce payment of the amount. The Trust intends to deduct, in computing its income in each taxation year, such amount in each year as will be sufficient to ensure that the Trust will generally not be liable for income tax under Part I of the Tax Act. The Trust will be entitled for each taxation year to reduce (or receive a refund in respect of) its liability, if any, for tax on its capital gains by an amount determined under the Tax Act based on the redemption of trust units during the year. Based on the foregoing, the Trust will generally not be liable for income tax under Part I of the Tax Act.

        The CRA has expressed the opinion that gains (or losses) of mutual fund trusts resulting from transactions in commodities should generally be treated for purposes of the Tax Act as being derived from an adventure in the nature in trade, so that such transactions give rise to ordinary income rather than capital gains — although the treatment in each particular case remains a question of fact to be determined having regard to all the circumstances. In the view of Canadian counsel, the holding by the Trust of physical silver bullion with no intention of disposing of such bullion except in specie on a redemption of trust units likely would not represent an adventure in the nature of trade so that a disposition, on a redemption of trust units, of physical silver bullion that previously had been acquired with such intention would likely give rise to a capital gain (or capital loss) to the Trust. The Manager has informed Canadian counsel that, as it intends for the Trust to be a long-term holder of physical silver bullion and does not anticipate that the Trust will sell its physical silver bullion (otherwise than where necessary to fund expenses of the Trust), the Manager anticipates that the Trust generally will treat gains (or losses) as a result of dispositions of physical silver bullion as capital gains (or capital losses), although depending on the circumstances, the Trust may instead include (or deduct) the full amount of such gains or losses in computing its income.

        The Trust will also be required to include in its income for each taxation year all interest that accrues to it to the end of the year, or becomes receivable or is received by it before the end of the year, except to the extent that such interest was included in computing its income for a preceding taxation year. Upon the actual or deemed disposition of indebtedness, the Trust will be required to include in computing its income for the year of disposition all interest that accrued on such indebtedness from the last interest payment date to the date of disposition except to the extent such interest was included in computing the Trust's income for that or another taxation year, and such income inclusion will reduce the proceeds of disposition for purposes of computing any capital gain or loss.

        Under the current provisions of the Tax Act, the Trust is entitled to deduct in computing its income reasonable administrative and other operating expenses (other than certain expenses on account of capital) incurred by it for the purposes of earning income (other than taxable capital gains). No assurance can be provided that administration expenses of the Trust will not be considered to be on account of capital. The Trust generally may also deduct from its income for the year a portion of the reasonable expenses incurred by it to issue trust units. The portion of the issue expenses deductible by the Trust in a taxation year is 20% of the total issue expenses, pro rated where the Trust's taxation year is less than 365 days.

        On October 31, 2003, the Canadian Department of Finance announced a tax proposal relating to the deductibility of losses under the Tax Act (the "October Proposal"). Under the October Proposal, a taxpayer will be considered to have a loss from a business or property for a taxation year only if, in that year, it is reasonable to assume that the taxpayer will realize a cumulative profit from the business or property during the time that the taxpayer has carried on, or can reasonably be expected to carry on, the business or has held, or can reasonably be expected to hold, the property. Profit, for this purpose, does not include capital gains or capital losses. If the October Proposal were to apply to the Trust, certain losses of the Trust or a unitholder could be limited. On February 23, 2005, the Canadian Minister of Finance announced that an alternative proposal to replace the October Proposal would be released for comment. No such alternative proposal has been released as of the date hereof. There can be no assurance that such alternative proposal will not adversely affect the Trust or a unitholder.

        Losses incurred by the Trust in a taxation year cannot be allocated to unitholders, but may be deducted by the Trust in future years in accordance with the Tax Act.

SIFT Trust Rules

        The Trust will be a "SIFT trust" as defined in the Tax Act for a taxation year of the Trust if in that year the trust units are listed or traded on a stock exchange or other public market and the Trust holds one or more "non-portfolio properties," as defined in the Tax Act. If the Trust were a SIFT trust for a taxation year of the Trust, it would effectively be taxed similarly to a corporation on income and capital gains in respect of such non-portfolio properties at a combined federal/provincial tax rate comparable to rates that apply to income earned and distributed by Canadian corporations. Distributions of such income received by unitholders would be treated as dividends from a taxable Canadian corporation.

        Physical silver bullion and other property of the Trust will be non-portfolio property if such property is used by the Trust (or by a person or partnership with which it does not deal at arm's length within the meaning of the Tax Act) in the course of carrying on a business in Canada. In some circumstances, significant holdings of "securities" (the term "security" is broadly defined in the Tax Act) of other entities could also be non-portfolio property.

        The Trust is subject to investment restrictions, including a prohibition against carrying on any business, that are intended to ensure that it will not be a SIFT trust. In the view of Canadian counsel, the mere holding by the Trust of physical silver bullion as capital property (or as an adventure in the nature of trade) would not represent the use of such property in carrying on a business in Canada and, therefore, would not by itself cause the Trust to be a SIFT trust.

Canadian Taxation of Unitholders

Unitholders Resident in Canada

        This part of the general description of the principal Canadian federal income tax considerations is applicable to a unitholder who, for the purposes of the Tax Act and any applicable tax treaty, is, or is deemed to be, resident in Canada at all relevant times (a "Canadian unitholder"). This portion of the description is primarily directed at unitholders who are individuals. Unitholders who are Canadian resident corporations, trusts or other entities should consult their own tax advisors regarding their particular circumstances.

        Canadian unitholders will generally be required to include in their income for tax purposes for a particular year the portion of the income of the Trust for that particular taxation year, including net realized taxable capital gains, if any, that is paid or payable to the Canadian unitholder in the particular taxation year, whether such amount is received in additional trust units or cash. Provided that appropriate designations are made by the Trust, such portion of its net taxable capital gains as is paid or payable to a Canadian unitholder will effectively retain its character and be treated as such in the hands of the unitholder for purposes of the Tax Act.

        The non-taxable portion of any net realized capital gains of the Trust that is paid or payable to a Canadian unitholder in a taxation year will not be included in computing the Canadian unitholder's income for the year. Any other amount in excess of the income of the Trust that is paid or payable to a Canadian unitholder in such year also will not generally be included in the Canadian unitholder's income for the year. However, where such other amount is paid or payable to a Canadian unitholder (other than as proceeds of disposition of trust units), the Canadian unitholder generally will be required to reduce the adjusted cost base of a trust unit to the Canadian unitholder by such amount. To the extent that the adjusted cost base of a trust unit would otherwise be less than zero, the negative amount will be deemed to be a capital gain realized by the Canadian unitholder from the disposition of the trust unit and the Canadian unitholder's adjusted cost base in respect of the trust unit will be increased by the amount of such deemed capital gain to zero.

        Upon the actual or deemed disposition of a trust unit, including its redemption, a capital gain (or a capital loss) will generally be realized to the extent that the proceeds of disposition of the trust unit exceed (or are exceeded by) the aggregate of the adjusted cost base of the trust unit to the Canadian unitholder and any costs of disposition. For the purpose of determining the adjusted cost base to a Canadian unitholder of a trust unit, when a trust unit is acquired, the cost of the newly acquired trust unit will be averaged with the adjusted cost base of all trust units owned by the Canadian unitholder as capital property that were acquired before that time. For this purpose, the cost of trust units that have been issued as an additional distribution will generally be equal to the amount of the net income or capital gain distributed to the Canadian unitholder in trust units. A consolidation of trust units following a distribution paid in the form of additional trust units will not be regarded as a disposition of trust units and will not affect the aggregate adjusted cost base to a Canadian unitholder of trust units.

        Under the Tax Act, one-half of capital gains, ("taxable capital gains") are included in an individual's income and one-half of capital losses, ("allowable capital loses") are generally deductible only against taxable capital gains. Any unused allowable capital losses may be carried back up to three taxation years and forward indefinitely and deducted against net taxable capital gains realized in any such other year to the extent and under the circumstances described in the Tax Act. Capital gains realized by individuals may give rise to alternative minimum tax. If any transactions of the Trust are reported by it on capital account but are subsequently determined by the CRA to be on income account, there may be an increase in the net income of the Trust for tax purposes and the taxable component of redemption proceeds (or any other amounts) distributed to unitholders, with the result that Canadian-resident unitholders could be reassessed by the CRA to increase their taxable income by the amount of such increase.

        If, at any time, the Trust delivers physical silver bullion to any Canadian unitholder upon a redemption of a Canadian unitholder's trust units, the Canadian unitholder's proceeds of disposition of the trust units will generally be equal to the aggregate of the fair market value of the distributed physical silver bullion and the amount of any cash received, less any capital gain or income realized by the Trust on the disposition of such physical silver bullion and allocated to the Canadian unitholder. The cost of any physical silver bullion distributed by the Trust in specie will generally be equal to the fair market value of such physical silver bullion at the time of the distribution. Pursuant to the Trust Agreement, the Trust has the authority to distribute, allocate and designate any income or taxable capital gains of the Trust to a Canadian unitholder who has redeemed trust units during a year in an amount equal to the taxable capital gains or other income realized by the Trust as a result of such redemption (including any taxable capital gain or income realized by the Trust in distributing physical silver bullion to a unitholder who has redeemed trust units for such physical silver bullion, and any taxable capital gain or income realized by it before, at or after the redemption on selling physical silver bullion in order to fund the payment of the cash redemption proceeds), or such other amount that is determined by the Trust to be reasonable. The Manager has advised Canadian counsel that it anticipates that the Trust will generally make such an allocation where the Manager determines that the Trust realized a capital gain on such redemption and the Trust had net realized capital gains for that year for which the Trust was not entitled to a capital gains refund (as described under "Material Tax Considerations — Canadian Federal Income Tax Considerations — Canadian Taxation of the Trust"). Any such allocations will reduce the redeeming Canadian unitholder's proceeds of disposition for the purposes of the Tax Act.

Unitholders Not Resident in Canada

        This portion of the description is applicable to a unitholder who, at all relevant times for purposes of the Tax Act, has not been and is not resident in Canada or deemed to be resident in Canada and does not use or hold, and is not deemed to use or hold its trust units in connection with a business that the unitholder carries on, or is deemed to carry on, in Canada at any time, and is not an insurer or bank who carries on an insurance or banking business or is deemed to carry on an insurance or banking business in Canada and elsewhere ("a Non-Canadian unitholder"). Prospective non-resident purchasers of trust units should consult their own tax advisors to determine their entitlement to relief under any income tax treaty between Canada and their jurisdiction of residence, based on their particular circumstances.

        Any amount paid or credited by the Trust to a Non-Canadian unitholder as income of or from the Trust (other than an amount that the Trust has designated in accordance with the Tax Act as a taxable capital gain, and including an amount paid on a redemption of trust units to a Non-Canadian unitholder that is designated as a distribution of income in accordance with the Trust Agreement) generally will be subject to Canadian withholding tax at a rate of 25%, unless such rate is reduced under the provisions of an income tax treaty between Canada and the Non-Canadian unitholder's jurisdiction of residence. Pursuant to the Canada-United States Income Tax Convention, as amended (the "Treaty"), a Non-Canadian unitholder who is resident of the United States and entitled to benefits under the Treaty will generally be entitled to have the rate of Canadian withholding tax reduced to 15% of the amount of any distribution that is paid or credited as income of or from the Trust. A Non-Canadian unitholder that is a religious, scientific, literary, educational or charitable organization that is resident in, and exempt from tax in, the United States may be exempt from Canadian withholding tax under the Treaty, provided that certain administrative procedures are observed regarding the registration of such unitholder.

        Any amount paid or credited by the Trust to a Non-Canadian unitholder that the Trust has validly designated in accordance with the Tax Act as a taxable capital gain, including such an amount paid on a redemption of trust units, generally will not be subject to Canadian withholding tax or otherwise be subject to tax under the Tax Act.

        The Trust does not presently own any "taxable Canadian property" (as defined in the Tax Act and under the Tax Proposals) and does not intend to own any taxable Canadian property. However, if the Trust realizes a capital gain on the disposition of a taxable Canadian property and that gain is treated under the Tax Act and in accordance with a designation by the Trust as being distributed to a Non-Canadian unitholder, there may be Canadian withholding tax at the rate of 25% (unless reduced by an applicable tax treaty) on both the taxable and non-taxable portions of the gain.

        Any amount in excess of the income of the Trust that is paid or payable by the Trust to a Non-Canadian unitholder (including the non-taxable portion of capital gains realized by the Trust) otherwise generally will not be subject to Canadian withholding tax. Where such excess amount is paid or becomes payable to a Non-Canadian unitholder, otherwise than as proceeds of disposition or deemed disposition of trust units or any part thereof, the amount generally will reduce the adjusted cost base of the trust units held by such

Non-Canadian unitholder. (However, the non-taxable portion of net realized capital gains of the Trust that is paid or payable to a Non-Canadian unitholder will not reduce the adjusted cost base of the trust units held by the Non-Canadian unitholder.) If, as a result of such reduction, the adjusted cost base to the Non-Canadian unitholder in any taxation year of trust units would otherwise be a negative amount, the Non-Canadian unitholder will be deemed to realize a capital gain in such amount for that year from the disposition of trust units. Such capital gain will not be subject to tax under the Tax Act, unless the trust units represent "taxable Canadian property" (as defined in the Tax Act and under the Tax Proposals) to such Non-Canadian unitholder. The Non-Canadian unitholder's adjusted cost base in respect of trust units will, immediately after the realization of such capital gain, be zero.

        A disposition or deemed disposition of a trust unit by a Non-Canadian unitholder, whether on a redemption or otherwise, will not give rise to any capital gain subject to tax under the Tax Act, provided that the trust unit does not constitute "taxable Canadian property" of the Non-Canadian unitholder for purposes of the Tax Act. Trust units will not be "taxable Canadian property" of a Non-Canadian unitholder unless at any time during the 60-month period immediately preceding their disposition by such Non-Canadian unitholder, (i) 25% or more of the issued trust units were owned by or belonged to one or more of the Non-Canadian unitholder or persons with whom the Non-Canadian unitholder did not deal at arm's length; and (ii) the trust units derived directly or indirectly more than 50% of their fair market value from any combination of "Canadian resource properties" (whose definition in the Tax Act does not include silver bullion), real or immovable property situated in Canada, timber resource properties or options or interests in such properties or the trust units were otherwise deemed to be taxable Canadian property. Assuming that the Trust adheres to its mandate to invest and hold substantially all of its assets in physical silver bullion, the trust units should not be taxable Canadian property.

        Even if trust units held by a Non-Canadian unitholder were "taxable Canadian property", a capital gain from the disposition of trust units may be exempted from tax under the Tax Act pursuant to an applicable income tax treaty or convention. A capital gain realized on the disposition of trust units by a Non-Canadian unitholder entitled to benefits under the Treaty (and who is not a former resident of Canada for purposes of the Treaty) should be exempt from tax under the Tax Act.

        Non-Canadian unitholders whose trust units constitute "taxable Canadian property" and who are not entitled to relief under an applicable income tax treaty are referred to the discussion above under "Material Tax Considerations — Canadian Taxation of Unitholders — Unitholders Resident in Canada" relating to the Canadian tax consequences in respect of a disposition of a trust unit.

        The Manager has advised Canadian counsel that it anticipates that the Trust generally will treat gains as a result of dispositions of physical silver bullion as capital gains (see above under "— Canadian Federal Income Tax Considerations — Canadian Taxation of the Trust") and that it anticipates that when the Trust distributes physical silver bullion on the redemption of trust units by Non-Canadian unitholders, any resulting taxable capital gains of the Trust (to the extent that there are resulting net realized capital gains of the Trust for the related taxation year) for which the Trust is not entitled to a capital gains refund, as described under "Material Tax Considerations — Canadian Federal Income Tax Considerations — Canadian Taxation of the Trust" generally will be designated as taxable capital gains of such unitholders. If such treatment is accepted by the CRA, there will be no Canadian withholding tax applicable to such distributions and Non-Canadian unitholders will not be subject to tax under the Tax Act on amounts so designated. However, if the CRA were to consider that such gains instead were gains from an adventure in the nature of trade, the distribution of such gains generally would be subject to Canadian withholding tax, as discussed above. Similarly, if the Trust disposed of physical silver bullion (or other assets) at a gain and designated one-half of that gain as a taxable capital gain of a Non-Canadian unitholder who had redeemed trust units for cash, the full amount of such gain generally would be subject to Canadian withholding tax if the CRA were to treat such gain as being from an adventure in the nature of trade rather than as a capital gain.

        In addition to the foregoing, if the CRA were to assess or re-assess the Trust itself on the basis that gains were not on capital account, then the Trust could be required to pay Canadian income tax on such gains under Part I of the Tax Act, which could reduce the Net Asset Value for all unitholders, including non-residents of Canada.

 U.S. ERISA CONSIDERATIONS

        The U.S. Employee Retirement Income Security Act of 1974, as amended, or ERISA, imposes certain requirements on employee benefit plans subject to Title I of ERISA and on entities that are deemed to hold the assets of such plans (collectively "ERISA Plans"), and on those persons who are fiduciaries with respect to ERISA Plans. Investments by ERISA Plans are subject to ERISA's general fiduciary requirements, including, but not limited to, the requirement of investment prudence and diversification and the requirement that an ERISA Plan's investments be made in accordance with the documents governing the ERISA Plan.

        Section 406 of ERISA and Section 4975 of the Code prohibit certain transactions involving the assets of an ERISA Plan (as well as those plans and accounts that are not subject to ERISA but which are subject to Section 4975 of the Code, such as individual retirement accounts, and entities that are deemed to hold the assets of such plans and accounts (together with ERISA Plans, the "Plans") and certain persons "parties in interest" or "disqualified persons") having certain relationships to such Plans, unless a statutory or administrative exemption is applicable to the transaction. A party in interest or disqualified person who engages in a prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code.

        Any Plan fiduciary that proposes to cause a Plan to purchase the trust units should consult with its counsel regarding the applicability of the fiduciary responsibility and prohibited transaction provisions of ERISA and Section 4975 of the Code to such an investment, and to confirm that such purchase will not constitute or result in a non-exempt prohibited transaction or any other violation of an applicable requirement of ERISA or the Code.

        Non-U.S. plans, governmental plans (as defined in Section 3(32) of ERISA) and certain church plans (as defined in Section 3(33) of ERISA), while not subject to the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions of ERISA and Section 4975 of the Code, may nevertheless be subject to other federal, state, local or non-U.S. laws or regulations that are substantially similar to the foregoing provisions of ERISA and the Code ("Similar Law"). Fiduciaries of any such plans should consult with their counsel before purchasing the trust units to determine the need for, if necessary, and the availability of, any exemptive relief under any Similar Law.

        Under ERISA and the U.S. Department of Labor's "Plan Asset Regulations" at 29 C.F.R. §2510.3-101, as modified by Section 3(42) of ERISA, when a Plan acquires an equity interest in an entity that is neither a "publicly-offered security" nor a security issued by an investment company registered under the Investment Company Act of 1940, as amended, the Plan's assets include both the equity interest and an undivided interest in each of the underlying assets of the entity, unless it is established that either less than 25 percent of the total value of each class of equity interests in the entity is held by "benefit plan investors" (as defined in 3(42) of ERISA) to which we refer as the 25 percent test, or the entity is an "operating company," as defined in the Plan Asset Regulations. In order to be considered a "publicly offered security," the trust units must be (i) freely transferable, (ii) part of a class of securities that is owned by 100 or more investors independent of the Trust and of one another, and (iii) either (1) part of a class of securities registered under Section 12(b) or 12(g) of the Exchange Act or (2) sold to the Plan as part of an offering of securities to the public pursuant to an effective registration statement under the Unites States Securities Act of 1933, as amended (the "U.S. Securities Act"), and the class of securities of which the securities are a part is registered under the Exchange Act within 120 days (or such later time as may be allowed by the SEC) after the end of the Trust's fiscal year during which the offering of such securities to the public occurred. It is anticipated that the Trust will not qualify as an "operating company," and the Trust does not intend to monitor investment by benefit plan investors in the Trust for purposes of satisfying the 25 percent test. The Trust anticipates, however, that it will qualify for the exemption under the Plan Asset Regulations for "publicly offered securities," although there can be no assurance in that regard.

ELIGIBILITY UNDER THE TAX ACT FOR INVESTMENT BY CANADIAN EXEMPT PLANS

        In the opinion of Heenan Blaikie LLP, counsel for the Trust, provided that either: (i) the Trust qualifies as a "mutual fund trust" within the meaning of the Tax Act; or (ii) the trust units are listed on a "designated stock exchange" for purposes of the Tax Act, the trust units, if issued on the date hereof, will be qualified investments under the Tax Act and the regulations thereunder for registered retirement savings plans ("RRSPs"), registered retirement income funds ("RRIFs"), deferred profit sharing plans, registered disability savings plans, registered education savings plans and tax-free savings accounts ("TFSAs").

        Notwithstanding that the trust units may be qualified investments for TFSA, the holder of a TFSA will be subject to penalty taxes in respect of the trust units if such properties are a "prohibited investment" (as defined in the Tax Act) for the TFSA. Draft legislation released on October 4, 2011 proposes to amend the Tax Act to extend the "prohibited investment" rules to RRSPs and RRIFs (the "RRSP/RRIF Proposals"). Trust units will not generally be a prohibited investment provided that the holder of the TFSA (or, under the RRSP/RRIF Proposals, the annuitant under the RRSP or RRIF, as applicable), deals at arm's length with the Trust for purposes of the Tax Act and does not have a "significant interest" (within the meaning of the Tax Act) in the Trust or in any corporation, partnership or trust with which the Trust does not deal at arm's length for purposes of the Tax Act.

PROMOTER

        The Manager may be considered a promoter of the Trust within the meaning of the securities legislation of certain of the provinces and territories of Canada by reason of its initiative in organizing the Trust. See "Management of the Trust — The Manager." The Manager does not own any trust units. The Manager is entitled to ongoing management fees payable by the Trust.

AUDITORS

        The audited annual statements of financial position of the Trust as of December 31, 2010 and the statement of comprehensive income, the statement of changes in equity and the statement of cash flows for the period from October 28, 2010 to December 31, 2010, incorporated in this prospectus by reference have been audited by Ernst & Young LLP, chartered accountants and licensed public accountants, as stated in their report, which is incorporated herein by reference.

LEGAL MATTERS

        Certain legal matters relating to the trust units offered by this prospectus will be passed upon for us by Heenan Blaikie LLP, Toronto, Ontario, with respect to matters of Canadian law, and Seward & Kissel LLP, New York, New York with respect to matters of United States law. The partners and associates of Heenan Blaikie LLP and Seward & Kissel LLP beneficially own, directly or indirectly, less than 1% of any class of trust units issued by the Trust.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been filed or will be filed with the SEC as part of the registration statement of which this prospectus forms a part: the documents listed under "Documents Incorporated by Reference"; consents of accountants and counsel; and powers of attorney.

EXEMPTIONS AND APPROVALS

        The Trust has obtained exemptive relief from the Canadian securities regulatory authorities for relief from NI 81-102 to permit (i) the Trust to invest up to 100% of its assets, taken at market value at the time of purchase, in physical silver bullion; (ii) the filing and listing fees payable to securities regulatory authorities and applicable stock exchanges, the fees and expenses payable to the Mint and the Trust's registrar and transfer agent, auditing and printing expenses and the selling concessions of the underwriters involved in the offering to be borne by the Trust; (iii) the appointment of the Mint as custodian of the Trust's physical silver bullion assets held in Canada; (iv) the Mint to appoint Brinks, an entity not listed in NI 81-102, to act as a sub-custodian of the Trust's physical silver bullion assets held in Canada; (v) purchases of trust units on the NYSE Arca and the TSX and redemption requests to be submitted directly to the registrar and transfer agent of the Trust; (vi) the redemption of trust units and payment upon redemption of trust units all as described under "Business of the Trust — Redemption of Trust Units for Physical Silver Bullion" and "Business of the Trust — Redemption of Trust Units for Cash"; and (vii) the Trust to establish a record date for distributions in accordance with the policies of the TSX and NYSE Arca. The Trust has also obtained exemptive relief from the requirement to file compliance reports or audit reports in accordance with Appendix B-1 of NI 81-102 and for exemptive relief from National Instrument 81-106 Investment Fund Continuous Disclosure to permit the use of International Financial Reporting Standards rather than Canadian generally accepted accounting principles in preparing the Trust's financial statements.

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TABLE OF CONTENTS
IMPORTANT NOTICE
ABOUT THIS PROSPECTUS SUPPLEMENT
CONFLICTS OF INTEREST
FINANCIAL INFORMATION AND ACCOUNTING PRINCIPLES
EXCHANGE RATE
DOCUMENTS INCORPORATED BY REFERENCE
ENFORCEMENT OF CIVIL LIABILITIES
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
SPROTT PHYSICAL SILVER TRUST
RISK FACTORS
USE OF PROCEEDS
CAPITALIZATION
DESCRIPTION OF THE UNITS OF THE TRUST
PRIOR SALES
UNDERWRITING
MATERIAL TAX CONSIDERATIONS
U.S. ERISA CONSIDERATIONS
ELIGIBILITY UNDER THE TAX ACT FOR INVESTMENT BY CANADIAN EXEMPT PLANS
PROMOTER
AUDITORS
LEGAL MATTERS
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TABLE OF CONTENTS
FINANCIAL INFORMATION AND ACCOUNTING PRINCIPLES
EXCHANGE RATE
DOCUMENTS INCORPORATED BY REFERENCE
ADDITIONAL INFORMATION
ENFORCEABILITY OF CIVIL LIABILITIES
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
SPROTT PHYSICAL SILVER TRUST
RISK FACTORS
USE OF PROCEEDS
DESCRIPTION OF THE TRUST UNITS
PRIOR SALES
MARKET PRICE OF TRUST UNITS
PLAN OF DISTRIBUTION
MATERIAL TAX CONSIDERATIONS
U.S. ERISA CONSIDERATIONS
ELIGIBILITY UNDER THE TAX ACT FOR INVESTMENT BY CANADIAN EXEMPT PLANS
PROMOTER
AUDITORS
LEGAL MATTERS
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
EXEMPTIONS AND APPROVALS